As confidentially submitted to the U.S. Securities and Exchange Commission on April 19, 2024, pursuant to the Jumpstart Our Business Startups Act of 2012

Registration Number [         ]

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

DMINT, INC

(Exact Name of Registrant as Specified in its Charter)

Delaware	10,104	87-2345483
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

1120 Avenue of the Americas, 4th

Floor New York, NY 10036

(212) 278-0900

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Ronny Yakov

Chief Executive Officer

1120 Avenue of the Americas, 4th

Floor New York, NY 10036

(212) 278-0900

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

with copies to:

Barry I. Grossman, Esq.
David Selengut, Esq.
Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas
New York, NY 10105
Phone: (212) 370-1300
Fax: (212) 370-7889

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date hereof.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information contained in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED [ ], 2024

Shares of Common Stock

DMINT, Inc.

We are furnishing this prospectus to stockholders of The OLB Group, Inc. (“OLB”). DMINT, Inc. (the “Company”, “DMINT”, “we”) are currently a wholly-owned subsidiary of OLB. OLB will distribute all of our outstanding shares of common stock (“common shares”) as a special distribution to holders of its common stock and Series A Preferred Stock, on a pro rata basis on or about                       , 2024.

Stockholders of OLB will receive one DMINT common share for ___ shares of OLB common stock owned at the close of business on ____, 2024. The owner of Series A Preferred Stock will receive a pro-rata issuance of common shares in the Company based on the as-converted number of shares of Series A Preferred Stock. The distribution will be made on or about ___, 2024. Fractional common shares will not be distributed. Instead, the distribution agent will aggregate fractional common shares into whole shares, sell such whole shares in the open market at prevailing rates promptly after our common shares commence trading on the Nasdaq Capital Market, and distribute the net cash proceeds from the sales pro rata to each holder who would otherwise have been entitled to receive fractional common shares in the distribution.

We plan to apply to have our common stock on The NASDAQ Capital Market however we cannot assure you that our application will be approved or, if approved, that an active trading market for the common stock will develop or be sustained. This offering will occur only if NASDAQ approves the listing of our common stock on NASDAQ.

We are an “emerging growth company” under the federal securities laws and have elect ed to comply with certain reduced public company reporting requirements.

Investing in our securities is speculative and involves a high degree of risk. See “Risk Factors” beginning on page 7. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

Delivery of the common shares is expected to be made on or about                      , 2024.

The date of this prospectus is                   , 2024

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ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus and in any free writing prospectus filed with the SEC. We have not authorized anyone to provide you with different information or to make representations other than those contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer is not permitted.

Unless otherwise indicated, references to “DMINT,” the “Company,” “we,” “our,” “us” or similar terms refer to the registrant, DMINT, Inc., and its subsidiaries, except where the context otherwise requires.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this prospectus contain “forward-looking statements” within the meaning of the federal securities laws. These statements relate to future events including, without limitation, the terms, timing and closing of our proposed acquisitions or our future financial performance. We have attempted to identify forward-looking statements by using terminology such as “anticipates,” “believes,” “expects,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predict,” “should,” “will,” or the negative of these terms or other comparable terminology. These statements are only predictions; uncertainties and other factors may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels or activity, performance, or achievements expressed or implied by these forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Our expectations are as of the date this prospectus is filed, and we do not intend to update any of the forward -looking statements after the date this prospectus is filed to confirm these statements to actual results, unless required by law.

You should not place undue reliance on forward-looking statements. The cautionary statements set forth in this prospectus identify important factors which you should consider in evaluating our forward -looking statements. These factors include, among other things:

●	Our ability to effectively execute our business plan;

●	Our ability to manage our expansion, growth and operating expenses;

●	Our ability to protect our brands and reputation;

●	Our ability to repay our debts to OLB;

●	Our ability to comply with new regulations that affect our business;

●	Our ability to evaluate and measure our business, prospects and performance metrics;

●	Our ability to compete and succeed in a highly competitive and evolving industry;

●	Our ability to respond and adapt to changes in technology and customer behavior;

●	Risks in connection with completed or potential acquisitions, dispositions and other strategic growth opportunities and initiatives;

●	Fluctuating price of mined Bitcoin;

●	Risks related to the recent distribution of our shares to the shareholders of OLB;

●	Tax related risks of the Spin-Off Distribution;

●	Risks related to continued listing on NASDAQ; and

●	Risks related to the Bitcoin mining industry.

ii

This prospectus also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other industry data. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. We have not independently verified the statistical and other industry data generated by independent parties and contained in this prospectus. In addition, projections, assumptions, and estimates of our future performance and the future performance of the industries in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors. Our actual results could differ materially from those anticipated in the forward -looking statements for many reasons, including, but not limited to, the possibility that we may fail to preserve our expertise in consumer product development; that existing and potential distribution partners may opt to work with, or favor the products of, competitors if our competitors offer more favorable products or pricing terms; that we may be unable to maintain or grow sources of revenue; that we may be unable to maintain profitability; that we may be unable to attract and retain key personnel; or that we may not be able to effectively manage, or to increase, our relationships with customers; and that we may have unexpected increases in costs and expenses. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

MARKET DATA

The Company uses market data throughout this prospectus. The Company has obtained certain market data from publicly available information and industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but the accuracy and completeness of the information are not guaranteed. The forecasts and projections are based on industry surveys and the preparers’ experience in the industry, and there is no assurance that any of the projections or forecasts will be achieved. The Company believes that the surveys and market research others have performed are reliable, but the Company has not independently verified this information.

iii

PROSPECTUS SUMMARY

This summary highlights certain information appearing elsewhere in this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in our securities and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. Before you decide to invest in our common stock, you should read the entire prospectus carefully, including “Risk Factors” beginning on page 7 and the financial statements and related notes included in this prospectus.

Unless the context indicates otherwise, as used in this prospectus, the terms “DMINT,” “we,” “us,” “our,” “our company” and “our business” refer, to DMINT, Inc., including its subsidiaries named herein.

Our Company

DMINT, Inc. (“DMINT” or the “Company”), a Delaware corporation was formed on July 23, 2021. DMINT is a Bitcoin mining company that has been a wholly owned subsidiary of The OLB Group, Inc. (“OLB”), a fintech public company listed on NASDAQ: OLB, since inception. The Company gained experience operating 400 mining computers during its Beta phase. Currently, DMINT uses .65MW of electricity out of 20MW of available electricity to run 300 mining computers in its Selmer, Tennessee Mining Facility, owned by DMINT. The facility is approximately 15,000 square feet and has space for further expansion where it can house approximately 5,000 additional mining computers.

The Company plans to focus its Bitcoin mining business in the United States, focusing on Bitcoin and revenue is generated from mining Bitcoin. Due to the increasing difficulty and competitive nature of mining, DMINT may invest more in R&D to enhance its technology and efficiency through more efficient and less costly energy resources. The average hashrate of the mining operation since the Company commenced operations in 2021 is 10 petahash per second. Since commencing operations through February 29, 2024, the Company has mined a total of 48.05 Bitcoin.

The Company’s wholly-owned subsidiary, DMINT Real Estate Holdings, Inc., owns a building and property in Selmer, Tennessee where the mining computers are located.

Corporate Information

We were incorporated in the State of Delaware on July 23, 2021 for the purpose of establishing a cryptocurrency mining operation, focused on Bitcoin mining. DMINT is a wholly-owned subsidiary of The OLB Group, Inc. Our Company’s headquarters is located at 1120 Avenue of the Americas, 4th Floor, New York, NY 10036. Our telephone number is (212) 278-0900.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined under the Securities Act and will continue to be an emerging growth company for the first five fiscal years after we complete an IPO, until the earliest to occur of: (i) our reporting $1.07 billion or more in annual gross revenues; (ii) our issuance, in a three year period, of more than $1 billion in non-convertible debt; and (iii) the end of the fiscal year in which the market value of our common stock held by non -affiliates exceeded $700 million on the last business day of our second fiscal quarter.

As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended (or the Sarbanes-Oxley Act);

●	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

In addition, an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this extended transition period. We will remain an emerging growth company until the earliest to occur of: (i) our reporting $1.07 billion or more in annual gross revenues; (ii) the end of fiscal year 2029; (iii) our issuance, in a three year period, of more than $1 billion in non-convertible debt; and (iv) the end of the fiscal year in which the market value of our common stock held by non -affiliates exceeded $700 million on the last business day of our second fiscal quarter.

QUESTIONS AND ANSWERS ABOUT THE SPIN-OFF DISTRIBUTION

Q:	How many DMINT common shares will I receive?

A:	OLB will distribute to you one DMINT common share for every of OLB common stock that you own as of the close of business on , 2023, the record date (the “Spin-Off Distribution”). It is anticipated the owner of Series A Preferred Stock will receive a pro-rata issuance of common shares in the Company based on the as-converted number of shares of preferred stock.

Q:	What are the DMINT common shares worth?

A:	The value of our common shares will be determined by their trading price after the Spin-Off Distribution. We do not know what the trading price of the common shares will be and we can provide no assurance as to value.

Q:	What will the relationship between OLB and DMINT be after the Spin-Off Distribution?

A:	After the Spin-Off Distribution, OLB does not expect to own any of the DMINT common shares or otherwise have an ownership interest in DMINT. OLB and DMINT will be separate publicly traded companies, although, at the time of the Spin- Off Distribution, some of the directors and officers of DMINT will hold similar positions at OLB.

Q:	What are the reasons for the Spin-Off Distribution?

A:	OLB is currently a FinTech company that focuses on a suite of products in the merchant services and payment facilitator verticals and seeks to provide integrated business solutions to merchants throughout the United States. In addition, in 2021, it began to explore Bitcoin mining as a separate business segment. The separation began with the formation of DMINT as a new holding subsidiary company of OLB. OLB believes that its lines of business are not accurately valued in the capital market, and the Spin-Off Distribution will enable each company (OLB and DMINT) to increase its business focus, alleviate market confusion and attract new investors.

In determining whether to effect the Spin-Off Distribution, the board of directors of OLB considered the costs and risks associated with the transaction, including those associated with preparing DMINT to become a separate publicly traded company and the possibility that the trading value of the two separate entities after the Spin-Off Distribution may be less than the trading value of OLB’s common stock before the Spin-Off Distribution. Notwithstanding these costs and risks, the board of directors of OLB determined that a spin-off, in the form contemplated by the Spin-Off Distribution is in the best interests of OLB and its stockholders.

Q:	Will DMINT common shares be listed on a securities exchange?

A:	DMINT will apply to list its common shares on the Nasdaq Capital Market.

Q:	Will my OLB shares continue to be listed on a securities exchange?

A:	Yes. OLB’s common stock will continue to be listed on the Nasdaq Capital Market under the symbol “OLB”. The number of shares of OLB common stock you own will not change as a result of the Spin-Off Distribution.

Q:	What are the U.S. federal income tax consequences to me of the Spin-Off Distribution?

A:	We believe that the Spin-Off Distribution generally will be taxable to our shareholders for U.S. federal income tax purposes. See “Tax Considerations – U.S. Federal Income Tax Treatment of the Spin-Off Distribution’’ below. For U.S. federal income tax purposes, our distribution of common shares and cash in lieu of fractional shares to you in the Spin- Off Distribution is not expected to qualify as a tax-free corporate division for U.S. federal income tax purposes and as a result is expected to be treated like other distributions from OLB. Consistent with this expected treatment, the total value of this Spin- Off Distribution, as well as your initial tax basis in our shares, will be determined by the trading price of our common shares at the time of the Spin-Off Distribution. A portion of the value of this Spin-Off Distribution will be taxable to you as a dividend, to the extent of OLB’s current and accumulated earnings and profits as determined for U.S. federal income tax purposes, and the remainder, if any, will be a reduction in the adjusted tax basis in your shares of OLB common stock. The tax treatment of the Spin-Off Distribution is discussed in further detail below in “Tax Considerations.” You are urged to consult your own tax advisor to determine the particular tax consequences of the Spin-Off Distribution to you in your specific circumstances, including the applicability and effect of any federal, state, local and foreign tax laws.

Q:	How will I receive DMINT common shares?

A:	OLB will deliver 100% of the issued and outstanding common shares to the distribution agent. Transfer Online, Inc. will serve as distribution agent in connection with the Spin-Off Distribution and as transfer agent and registrar for DMINT common shares. See “Business – Mechanics of the Spin-Off Distribution.”

Q:	What do I have to do to receive my DMINT common shares?

A:	No action by you is required. If your shares of OLB common stock are held in a brokerage account, the DMINT common shares distributed to you will be credited to that account. If you hold shares of OLB common stock in certificated or book entry form, your ownership of DMINT common shares will be recorded in the books of our transfer agent and a statement evidencing your ownership will be mailed to you. Certificates representing DMINT common shares will not be issued in connection with the Spin-Off Distribution, but we may elect to issue certificates in the future.

Q:	How will fractional common shares be treated in the Spin-Off Distribution?

Fractional common shares will not be distributed. Instead, for registered shareholders, the distribution agent will aggregate fractional common shares into whole shares, sell such whole shares in the open market at prevailing rates promptly after our common shares commence trading on the Nasdaq Capital Market, and distribute the net cash proceeds from the sales, net of brokerage fees and other costs, pro rata to each holder who would otherwise have been entitled to receive fractional common shares in the distribution (net of any required withholding for taxes applicable to each holder). Holders of OLB common stock that hold their shares through a bank, broker, or nominee shall receive cash in lieu of fractional common shares, if any, determined in accordance with the policies of such bank, broker, or nominee. If an OLB shareholder holds fewer than ____shares of OLB common stock as of the record date, it will not receive any of our common shares, it will not receive any of our shares of common stock; however, the shareholder will receive a cash distribution from our distribution agent representing the proceeds from the sale of the fractional common shares to which the shareholder is entitled, net of brokerage fees and other costs. See “Business – Mechanics of the Spin-Off Distribution.” for a more detailed explanation. If you receive cash in lieu of fractional common shares you will not be entitled to any interest on the payments. The receipt of cash in lieu of fractional common shares generally will be taxable to the recipient OLB shareholders that are subject to U.S. federal income tax as described in “Tax Considerations” below.

Q:	Are Shareholders of OLB entitled to appraisal rights in connection with the Spin-Off Distribution?

A:	No. Shareholders of OLB are not entitled to appraisal rights in connection with the Spin-Off Distribution.

SUMMARY FINANCIAL AND OTHER DATA

The following table presents financial and other operating data for the periods and at the dates indicated. DMINT has been treated as a separate operating segment of OLB since its inception. Therefore, the financials shown herein reflect the actual results of DMINT on a stand-alone basis, separate and apart from the financial statements of our parent company, OLB. This financial data includes all assets, liabilities and results of operations of DMINT and DMINT Real Estate Holdings, Inc., its wholly-owned subsidiary, for the periods presented.

The table should be read together with the section of this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operation.” The financial data of DMINT, Inc. as of and for the years ended December 31, 2023 and 2022 is a summary of the consolidated financial statements of DMINT, Inc. and notes thereto. The consolidated financial statements of DMINT, Inc. have been prepared in accordance with U.S. generally accepted accounting principles, or “U.S. GAAP.”

Balance Sheet Data	December 31, 2023	December 31, 2022
Cash	$645	$17,147
All other current assets	$1,083,587	$2,302,044
Intangible assets	$3,412,464	$3,862,460
Property and equipment, net	$5,796,857	$6,982,463
Total Assets	$10,293,553	$13,164,114
Due to related parties	$22,278,143	$19,755,509
Account payable	$505,266	$26,475
Operating lease liability	$-	$174,090
Total Liabilities	$22,783,409	$19,956,074
Additional paid in capital	$100	$100
Accumulated deficit	$(12,489,956)	$(6,792,060)
Total Shareholder Deficit	$(12,489,856)	$(6,791,960)

	Year Ended December 31, 2023	Year Ended December 31, 2022
Revenue, net - Bitcoin mining	$538,718	$726,179
Depreciation and amortization expense	$3,662,505	$3,223,515
Contracted services	$121,006	$312,239
Wage expense	$1,058,327	$1,021,798
Professional fees	$168,933	$166,091
Utilities	$677,493	$655,315
Equipment and maintenance expense	$136,274	$233,829
Impairment expense	$259,931	$458,324
General and administrative expenses	$464,391	$336,435
Loss from operations	$(6,010,142)	$(5,681,367)
Realized gain on sale of bitcoin	$288,584	$—
Unrealized gain on investment	$23,662	$—
Net Loss	$(5,697,896)	$(5,681,367)

Our consolidated statements of operations, balance sheets, shareholders’ equity and cash flows, together with the notes thereto, are included in the section of this prospectus entitled “Financial Statements” and should be read in their entirety.

THE SPIN-OFF DISTRIBUTION

Distributing company	The OLB Group, Inc.

Distributed company	DMINT, Inc.

Shares to be distributed	All of our outstanding common shares. OLB does not expect to retain any of our common shares.

Distribution ratio and record date	One of our common shares will be distributed for every shares of OLB common stock owned of record at the close of business on the record date of ,2024. The Series A Preferred Stock will receive a pro-rata issuance of common shares in the Company based on the as-converted number of shares of Series A Preferred Stock.

Prior to the Spin-Off Distribution, OLB will deliver 100% of the Company’s issued and outstanding common shares to the distribution agent. Transfer Online, Inc. will serve as distribution agent in connection with the Spin-Off Distribution and as transfer agent and registrar for the Company’s common shares. See “Business – Mechanics of the Spin-Off Distribution.”

Fractional shares	Fractional common shares will not be distributed. Instead, for registered shareholders, the distribution agent will aggregate fractional common shares into whole shares, sell such whole shares in the open market at prevailing rates promptly after our common shares commence trading on the Nasdaq Capital Market, and distribute the net cash proceeds from the sales, net of brokerage fees and other costs, pro rata to each holder who would otherwise have been entitled to receive fractional common shares in the distribution (net of any required withholding for taxes applicable to each holder). Holders of OLB common stock that hold their shares through a bank, broker, or nominee shall receive cash in lieu of fractional common shares, if any, determined in accordance with the policies of such bank, broker, or nominee. If a OLB shareholder holds fewer than shares of OLB common stock as of the record date, it will not receive any of our common shares; however, the shareholder will receive a cash distribution from our distribution agent representing the proceeds from the sale of the fractional common shares to which the shareholder is entitled, net of brokerage fees and other costs. See “Business – Mechanics of the Spin-Off Distribution” in this prospectus for a more detailed explanation. If you receive cash in lieu of fractional common shares, you will not be entitled to any interest on the payments. The receipt of cash in lieu of fractional common shares generally will be taxable to the recipient OLB shareholders that are subject to U.S. federal income tax as described in “Tax Considerations” below.

No payment required	No holder of shares of OLB common stock will be required to make any payment, exchange shares or to take any other action in order to receive our common shares.

Distribution date	The Spin-Off Distribution date will be on or about , 2024.

Federal income tax consequences	We believe that the Spin-Off Distribution generally will be taxable to our shareholders for U.S. federal income tax purposes. See “Tax Considerations – U.S. Federal Income Tax Treatment of the Spin-Of Distribution’’ below. For U.S. federal income tax purposes, our distribution of common shares and cash in lieu of fractional shares to you in the Spin-Off Distribution is not expected to qualify as a tax-free corporate division for U.S. federal income tax purposes and as a result is expected to be treated for tax purposes like other distributions from OLB for such purposes. The total value of this Spin-Off Distribution, as well as your initial tax basis in our shares, will be determined by the trading price of our common shares at the time of the Spin-Off Distribution. A portion of the value of this Spin-Off Distribution will be taxable to you as a dividend, to the extent of OLB’s current and accumulated earnings and profits as determined under U.S. federal income tax principles, and the remainder, if any, will be a treated as reduction in the adjusted tax basis in your shares of OLB common stock. The tax treatment of the Spin-Off Distribution is discussed below at “Tax Considerations.” You are encouraged to consult your own tax advisors concerning the overall tax consequences arising in your own particular situation under United States federal, state, local or foreign law of the distribution and ownership of DMINT common shares and cash in lieu of fractional shares.

Conditions to the Spin-Off Distribution Occurring	The Spin-Off Distribution is subject to, among other things, the approval of OLB’s Board of Directors, approval of our request for our common shares to be listed on Nasdaq and the effectiveness of the registration statement of which this prospectus forms a part.

The fulfillment of the foregoing conditions will not create any obligation on the part of OLB to effect the Spin-Off Distribution. We are not aware of any material federal or state regulatory requirements that must be complied with or any material approvals that must be obtained, other than compliance with SEC rules and regulations and the declaration of effectiveness of the Registration Statement by the SEC, in connection with the distribution. OLB has the right not to complete the Spin-Off Distribution if, at any time, the board of directors of OLB determines, in its sole discretion, that the Spin-Off Distribution is not in the best interests of OLB or its stockholders, or that market conditions are such that it is not advisable to effect the Spin-Off Distribution.

Distribution agent, transfer agent and registrar	Transfer Online, Inc. will serve as distribution agent in connection with the Spin-Off Distribution and as transfer agent and registrar for our common shares.

Listing	There is currently no public market for our common shares. We have applied to list our common shares on the Nasdaq Capital Market under the symbol “[DMNT].” We expect trading will commence on a “when issued” basis on or around the record date. The successful listing of our common shares does not ensure that an active trading market for our common shares will be available to you.

THE COMPANY

General	We were incorporated by OLB to serve as an operating company for OLB’s Bitcoin Mining Business Segment. We have one subsidiary which owns real estate in Tennessee where the operations are located.

Business	We are a Bitcoin mining company that has been a wholly owned subsidiary of OLB. Currently, we use .65MW of electricity running 300 mining computers and with an increase to 20MW of available electricity we will be able to run up to 5,000 mining computers in our Selmer, Tennessee Mining Facility. At our current run rate, we are able to mine approximately 2-3 Bitcon per thirty (30) days.

Management	Mr. Ronny Yakov is our President, Chief Executive Officer and Interim Chief Financial Officer. Our Bitcoin mining operation is managed by Thomas Fontanilla, Chief Operating Officer. See “Management.”

Dividends	The declaration and payment of dividends, if any, on our common shares will be subject to the discretion of our Board of Directors, the requirements of Delaware law and restrictions in our loan agreements. See “Common Shares Dividend Policy.”

Risk factors	An investment in our common shares involves substantial risks. You should read this prospectus carefully, including the section entitled “Risk Factors” and the consolidated financial statements and the related notes to those statements included elsewhere in this prospectus in connection with the distribution of the common shares.

RISK FACTORS

Any investment in our securities is highly speculative and involves a high degree of risk. You should carefully consider the risks described below, which we believe represent certain of the material risks to our business, together with the information contained elsewhere in this prospectus, before you make a decision to invest in our securities. If any of the following events occur, our business, financial condition and operating results may be materially adversely affected. In that event, the trading price of our securities could decline and you could lose all or part of your investment.

Risks Related to Our Company

The substantial and continuing losses, and significant operating expenses incurred since inception may cause us to be unable to pursue all of our operational objectives if sufficient financing and/or additional cash from revenues is not realized.

We have limited cash resources, recurring cash used in operations and operating losses history. As of December 31, 2023, we had a working capital deficiency of $21,699,177, and a net loss of $5,697,896 for the year ended December 31, 2023. Our cash flow used by operating activities for the year ended December 31, 2023 was $252,301, and we used cash of $2,286,835 for the purchase of property and equipment. For the year ended December 31, 2023 we received $3,410,911 from related parties and repaid related parties $888,277. Our financial statements for the year ended December 31, 2023 and 2022 did not include a substantial doubt regarding our ability to continue as a going concern.

We may not be able to attract financing as needed, or if available, on reasonable terms as required and therefore may not be able to accomplish our business goals or repay certain of our debts. Further, the terms of any such financing may be dilutive to existing stockholders or otherwise on terms not favorable to us or existing stockholders. If we are unable to secure financing, as circumstances require, or do not succeed in meeting our sales objectives, we may be required to change, significantly reduce our operations or ultimately may not be able to continue our operations and there will be substantial doubt as to our ability to continue as a going concern.

We have historically relied on OLB to finance our operations, and OLB will continue to finance operations of DMint until DMint has self-funding capabilities.

To date, we have financed our operations from loans from OLB, our sole shareholder, and shared services provided by OLB for the benefit of the Company. If we are not able to fund operations through cash flow generated by the sale of Bitcoin or attract third-party funding sources, it may be necessary for OLB to fund future needs. If OLB is not able to finance the operations in the absence of other sources, continued operations could be impacted and there will be doubt as to our ability to continue as a going concern.

We may identify material weaknesses in our internal control over financial reporting. If we cannot remediate internal controls weaknesses or if we cannot maintain effective internal controls over financial reporting in the future, it could harm us.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”). Under standards established by the Public Company Accounting Oversight Board (“PCAOB”), a deficiency in internal control over financial reporting exists when the design or operation of a control does not allow management or personnel, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. The PCAOB defines a material weakness as a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented, or detected and corrected, on a timely basis. We may identify material weaknesses in our internal control over financial reporting.

We may not be able to integrate new technologies and provide new services in a cost-efficient manner.

The Bitcoin mining business is subject to rapid and significant changes in technology, frequent new service introductions and evolving industry standards. We cannot predict the effect of these changes on our competitive position, our profitability or the industry generally. Technological developments may reduce the competitiveness of our processes and equipment. If we fail to adapt successfully to technological advances or fail to obtain access to new technologies, we could lose or limit our ability to produce and sell Bitcoin. In addition, operating in a cost-efficient manner depends upon many factors, including the cost of energy, and we may not generate anticipated revenue from our operations.

Disruptions in our equipment and infrastructure may result in loss of business, which could materially and adversely affect our reputation and business.

Our equipment and systems are an integral part of our business operations. It is critical for our operations that our equipment and systems provide a continued and uninterrupted performance. Sustained or repeated system failures would reduce our ability to mine the Bitcoin.

We face the following risks to our networks, infrastructure and software applications:

●	our territory can have significant weather events which physically damage access lines;

●	power surges and outages, computer viruses or hacking, earthquakes, terrorism attacks, vandalism and software or hardware defects which are beyond our control; and

●	unusual spikes in demand or capacity limitations in our networks and energy sources.

Disruptions may cause interruptions in lose potential revenue, which could cause us to incur expenses, and thereby adversely affect our business, revenue and cash flow.

We must attract and retain skilled personnel. If we are unable to hire and retain technical, and operational employees, our business could be harmed.

Our ability to grow will be particularly dependent on our ability to hire, develop and retain effective and qualified technical and managerial personnel. The competition for qualified, technical, and managerial personnel in the communications and software industry is intense in the markets where we operate, and we may not be able to hire and retain sufficient qualified personnel. In addition, we may not be able to maintain the quality of our operations, control our costs, maintain compliance with all applicable regulations, and expand our internal management, technical, information and accounting systems in order to support our desired growth, which could have an adverse impact on our operations. Volatility in the stock market and other factors could diminish our use, and the value, of our equity awards as incentives to employees, putting us at a competitive disadvantage or forcing us to use more cash compensation.

We are dependent on the continued services and performance of our senior management and other key employees, the loss of any of whom could adversely affect our business, operating results and financial condition.

Our future performance depends on the continued services and contributions of our senior management, including our Chief Executive Officer, Ronny Yakov, and other key employees to execute on our business plan and to identify and pursue new opportunities and product innovations. The loss of services of senior management or other key employees could significantly delay or prevent the achievement of our strategic objectives. From time to time, there may be changes in our senior management team resulting from the hiring or departure of executives, which could disrupt our business. We do not maintain key person life insurance policies on any of our employees other than a policy providing limited coverage on the life of our Chief Executive Officer. The loss of the services of one or more of our senior management or other key employees for any reason could adversely affect our business, financial condition and operating results and require significant amounts of time, training and resources to find suitable replacements and integrate them within our business and could affect our corporate culture.

Risks Related to Our Business

We have an evolving business model.

As cryptocurrency assets and blockchain technologies become more widely available, we expect the services and products associated with them to evolve. In order to stay current with the industry, our business model may need to evolve as well. From time to time, we may modify aspects of our business model relating to our Bitcoin mining. We cannot offer any assurance that these or any other modifications will be successful or will not result in harm to our business. We may not be able to manage growth effectively, which could damage our reputation, limit our growth and negatively affect our operating results. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations.

We may not be able to compete with other companies, some of whom have greater resources and experience.

We may not be able to compete successfully against present or future competitors. We do not have the resources to compete with larger providers of similar services at this time. The cryptocurrency industry has attracted various high-profile and well-established operators, some of which have substantially greater liquidity and financial resources than we do. With the limited resources we have available, we may experience great difficulties in building our network of computers and creating an exchange. Competition from existing and future competitors could result in our inability to secure acquisitions and partnerships that we may need to expand our business. This competition from other entities with greater resources, experience and reputations may result in our failure to maintain or expand our business, as we may never be able to successfully execute our business plan.

The Bitcoin network features a large and growing number of miners competing for limited mining rewards. This competition intensifies with each participant added to the network. The competitive environment is exacerbated by the fact that the Bitcoin protocol halves mining rewards approximately every four years, reducing the potential earnings for miners and increasing the importance of operational efficiency. This requires us to continuously invest in new mining equipment to earn consistent Bitcoin mining rewards.

Limited transaction capacity and scaling issues may impact mining results

Bitcoin’s “proof of work” validation mechanism inherently limits the number of transactions that can be processed per second. This limitation poses significant scaling challenges, affecting the network’s ability to handle a high volume of transactions efficiently. As part of mining rewards are related to transaction fees, these issues may cause volatility in the rewards earned. During periods of high-demand and low-capacity, earned fees may exceed the block standard block reward. Conversely, increased capacity may lead to lower transaction fees if demand is reduced.

Efforts to increase transaction capacity, such as sharding and other scalability solutions, are ongoing. However, their effectiveness, implementation timeline, and applicability to Bitcoin remain uncertain. These efforts may change the economics of Bitcoin mining, or potentially require new hardware or software to unlock.

As a participant in the digital asset ecosystem, our business growth and development are closely tied to the widespread acceptance and scalability of digital assets, including Bitcoin. The competitive dynamics in Bitcoin mining, including the limited transaction capacity and the continual halving of mining rewards, present challenges that could impact our operational efficiency and profitability. Efforts to scale digital asset transactions may lead to significant changes in the competitive landscape of the digital asset market. These changes could affect the value of Bitcoin and, by extension, the valuation of the company.

However, there is no certainty that scalability solutions will be universally effective for us or that they will not disadvantage certain participants. Given these challenges, there is a risk that our business, financial condition, and operating results could be materially adversely affected. The value of our common stock may also be impacted by these industry-wide issues.

The properties included in our mining network may experience damages.

Our current Bitcoin mining farm in Tennessee is, and any future mining farms we establish will be, subject to a variety of risks relating to physical condition and operation, including:

●	the presence of construction or repair defects or other structural or building damage;

●	any noncompliance with or liabilities under applicable environmental, health or safety regulations or requirements or building permit requirements;

●	any damage resulting from natural disasters, such as hurricanes, earthquakes, fires, floods and windstorms; and

●	claims by employees and others for injuries sustained at our properties.

For example, a mine could be rendered inoperable, temporarily or permanently, as a result of a fire or other natural disaster or by a terrorist or other attack on the mine. The security and other measures we take to protect against these risks may not be sufficient. Additionally, our mines could be materially adversely affected by a power outage or loss of access to the electrical grid or loss by the grid of cost-effective sources of electrical power generating capacity. Given the power requirement, it would not be feasible to run miners on back-up power generators in the event of a power outage or damage to our primary generators.

If we are unable to successfully maintain our power arrangements on acceptable terms or at all or if we must otherwise relocate to replacement sites, our operations may be disrupted, and our business results may suffer.

As part of our initial buildout phase, we set up and began operations across four cities in the United States, with three in Pennsylvania and one in Tennessee. After consolidating our operations, we currently operate out of one location in Selmer, Tennessee. We entered into definitive power arrangements with Pickwick Electric Cooperative in Tennessee, which is intended to cover sites for our data centers that we may utilize in the near future.

If we are forced to locate alternative sites because of unacceptable power arrangements, we may not be successful in identifying adequate replacement sites to house our miners. Even if we identify such sites, we may not be successful in leasing the necessary facilities at rates that are economically viable to support our mining activities. Even if we successfully secure the sites for our data centers, in the future, we may not be able to renew those on acceptable terms, in which case we would need to relocate our established mining operations. Relocating any mining operation may force us to incur the costs to transition to a new facility including, but not limited to, transportation expenses and insurance, downtime while we are unable to mine, legal fees to negotiate the new lease, de-installation at our current facility and, ultimately, installation at any new facility we identify. These costs may be substantial, and we cannot guarantee that we will be successful in transitioning our miners to a new facility. Such circumstances could have a material adverse effect on our business, prospects, financial condition, and operating results.

We depend on third parties to provide us with certain critical equipment and rely on components and raw materials that may be subject to price fluctuations or shortages, including ASIC chips that have been subject to an ongoing significant shortage.

In order to build and sustain our operations we will depend on third parties to provide us with ASIC mining equipment, which may be subject to price fluctuations or shortages. For example, the ASIC chip is the key component of a mining machine as it determines the efficiency of the device. The production of ASIC chips typically requires highly sophisticated silicon wafers, which currently only a small number of fabrication facilities, or wafer foundries, in the world are capable of producing. We believe that the current microchip and semiconductor shortage that the entire industry is experiencing leads to price fluctuations and disruption in the supply of key miner components. Specifically, the ASIC chips have been subject to a significant price increases and shortages.

Our ability to source ASIC mining equipment and other critical components in a timely matter and at an acceptable price and quality level is critical to our operational buildout timeline and the development under our current business model. See “Business—Bitcoin Mining Technology”. We will be exposed to the risk of disruptions or other failures in the overall global supply chain for Bitcoin mining hardware. This is particularly relevant to the ASIC mining equipment production since there is only a small number of fabrication facilities capable of such production, which increases our risk exposure to manufacturing disruptions or other supply chain failures. There is also a risk that a manufacturer or seller of ASIC computers or other necessary mining equipment may adjust the prices according to Bitcoin, other cryptocurrency prices or otherwise, so the cost of new machines could become unpredictable and extremely high. As a result, at times, we may be forced to obtain miners and other hardware at premium prices, to the extent they are even available. Such events could have a material adverse effect on our business, prospects, financial condition, and operating results.

We are exposed to risk of nonperformance by counterparties, including our counterparties under our power arrangements.

We are exposed to risk of nonperformance by counterparties, whether contractual or otherwise. Risk of nonperformance includes inability or refusal of a counterparty to perform because of a counterparty’s financial condition and liquidity or for any other reason. For example, our counterparties under our power arrangements may be unable to deliver the required amount of power at the required time for a variety of technical or economic reasons. Furthermore, there is a risk that during a period of power price fluctuations or prolonged or sharp power price increases on the market, our counterparties may find it economically preferable to refuse to supply power to us, despite the contractual arrangements. Any significant nonperformance by counterparties, could have a material adverse effect on our business, prospects, financial condition, and operating results.

Additionally, our mining operations could be materially adversely affected by power outages and similar disruptions. Given the power requirements for our mining equipment, it would not be feasible to run this equipment on back-up power generators in the event of a government restriction on electricity or a power outage. Under some of our power arrangements, our power supply could be automatically reduced or curtailed by the market regulators or grid operators in cases of certain system disruptions or emergencies. If we are unable to receive adequate power supply and are forced to reduce or shut down our operations due to the availability or cost of electrical power, it would have a material adverse effect on our business, prospects, financial condition, and operating results.

Bitcoin mining activities are energy-intensive, which may restrict the geographic locations of miners and have a negative environmental impact. Government regulators may potentially restrict the ability of electricity suppliers to provide electricity to mining operations, such as ours, or even fully or partially ban mining operations.

Mining Bitcoin requires massive amounts of electrical power, and electricity costs are expected to account for a significant portion of our overall costs. The availability and cost of electricity will restrict the geographic locations of our mining activities. Any shortage of electricity supply or increase in electricity costs in any location where we plan to operate may negatively impact the viability and the expected economic return for Bitcoin mining activities in that location.

Further, our business model can only be successful and our mining operations can only be profitable if the costs, including electrical power costs, associated with Bitcoin mining are lower than the price of Bitcoin itself. As a result, any mining operation we establish can only be successful if we can obtain sufficient electrical power for that site on a cost-effective basis, and our establishment of new mining data centers requires us to find sites where that is the case. Even if our electrical power costs do not increase, significant fluctuations in, and any prolonged periods of, low Bitcoin prices may also cause our electrical supply to no longer be cost-effective.

In addition, there may be significant competition for suitable Bitcoin mining sites. Government regulators, including local permitting officials, may also potentially restrict our ability to set up Bitcoin mining operations in certain locations. They can also restrict the ability of electricity suppliers to provide electricity to mining operations in times of electricity shortage, or may otherwise potentially restrict or prohibit the provision of electricity to mining operations.

As Bitcoin mining becomes more widespread, government scrutiny related to restrictions on Bitcoin mining facilities and their energy consumption significantly increases. The considerable consumption of electricity by mining operators may also have a negative environmental impact, including contribution to climate change, which could set the public opinion against allowing the use of electricity for Bitcoin mining activities or create a negative consumer sentiment and perception of Bitcoin, specifically, or cryptocurrencies, generally. This, in turn, could lead to governmental measures restricting or prohibiting Bitcoin mining or the use of electricity for Bitcoin mining activities. Any such development in the jurisdictions where we plan to operate could increase our compliance burdens and have a material adverse effect on our business, prospects, financial condition, and operating results. Government regulators in other countries may also ban or substantially limit their local Bitcoin mining activities, which could have a material effect on our supply chains for mining equipment or services and the price of Bitcoin.

Cryptocurrency exchanges and other trading venues are relatively new and, in most cases, largely unregulated and may therefore be subject to fraud and failures.

When cryptocurrency exchanges or other trading venues are involved in fraud or experience security failures or other operational issues, such events could result in a reduction in cryptocurrency prices or confidence and impact our success and have a material adverse effect on our ability to continue as a going concern or to pursue this segment at all, which would have a material adverse effect on our business, prospects and operations.

Bitcoin market prices depend, directly or indirectly, on the prices set on exchanges and other trading venues, which are new and, in most cases, largely unregulated as compared to established, regulated exchanges for securities, commodities or currencies. For example, during the past three years, a number of Bitcoin exchanges have closed due to fraud, business failure or security breaches. In many of these instances, the customers of the closed exchanges were not compensated or made whole for partial or complete losses of their account balances. While smaller exchanges are less likely to have the infrastructure and capitalization that may provide larger exchanges with some stability, larger exchanges may be more likely to be appealing targets for hackers and “malware” (i.e., software used or programmed by attackers to disrupt computer operation, gather sensitive information or gain access to private computer systems) and may be more likely to be targets of regulatory enforcement action. We do not maintain any insurance to protect from such risks, and do not expect any insurance for customer accounts to be available (such as federal deposit insurance) at any time in the future, putting customer accounts at risk from such events. In the event we face fraud, security failures, operational issues or similar events such factors would have a material adverse effect on our ability of to continue as a going concern or to pursue this segment at all, which would have a material adverse effect on our business, prospects and operations.

Our business may be significantly impacted by reputational risks and may impact how our business is perceived by customers, counterparties, and regulators.

Reputational risks represent a significant concern in our industry, particularly due to the volatile and evolving nature of the Bitcoin markets. Our business faces potential reputational harm from several industry wide factors, including perceived regulatory non-compliance, catastrophic market volatile events, industry association with fraudulent or illegal activities. Such incidents can lead to a loss of trust among our customers, investors, and partners, adversely affecting our business.

In addition, negative public perception, fueled by media coverage or social media discourse, can impact investor confidence and our company’s market valuation. For example, incorrect or misleading statements about the power consumption of the Bitcoin network may damage the Company’s perception as being energy efficient.

Regulatory bodies may also view our operations with increased skepticism in the wake of certain events, potentially leading to stricter scrutiny and additional compliance requirements. Furthermore, as a company operating in a nascent and often misunderstood sector, any perceived ethical missteps or failures in corporate governance can be magnified, causing long-term damage to our brand and standing in the industry.

Effectively managing these reputational risks is critical to maintaining our market position and ensuring sustainable growth. Failure to address or mitigate these risks adequately could have a material adverse effect on our business, financial condition, and operational results.

Regulatory changes or actions may alter the nature of an investment in us or restrict the use of cryptocurrencies in a manner that adversely affects our business, prospects or operations.

As cryptocurrencies have grown in both popularity and market size, governments around the world have reacted differently to cryptocurrencies, with certain governments deeming them illegal while others have allowed their use and trade.

Governments may in the future curtail or outlaw the acquisition, use or redemption of cryptocurrencies. Ownership of, holding or trading in cryptocurrencies may then be considered illegal and subject to sanction. Governments may also take regulatory action that may increase the cost and/or subject cryptocurrency companies to additional regulation. The effect of any future regulatory change on our business or on Bitcoin that may impact our business is impossible to predict, but such change could be substantial and would have a material adverse effect on our business, prospects and operations.

Governments may in the future take regulatory actions that prohibit or severely restrict the right to acquire, own, hold, sell, use or trade cryptocurrencies or to exchange cryptocurrencies for fiat currency. Similar actions by governments or regulatory bodies could result in restriction of the acquisition, ownership, holding, selling, use or trading in our securities. Such a restriction could have a material adverse effect on our reputation and ability to continue as a going concern or to pursue this segment at all, raise new capital which would have a material adverse effect on our business, prospects or operations and harm investors in our securities.

Future regulatory actions and regulatory change related to our business or cryptocurrencies, may impact our ability to continue to operate and such actions could affect our ability to continue as a going concern or to pursue this segment at all, which would have a material adverse effect on our business, prospects or operations.

The development and acceptance of cryptographic and algorithmic protocols governing the issuance of and transactions in cryptocurrencies is subject to a variety of factors that are difficult to evaluate.

The use of cryptocurrencies to, among other things, buy and sell goods and services and complete transactions, is part of a new and rapidly evolving industry that employs digital assets based upon a computer-generated mathematical and/or cryptographic protocol. The growth of this industry in general, and the use of cryptocurrencies in particular, is subject to a high degree of uncertainty, and the slowing or stopping of the development or acceptance of developing protocols may occur and is unpredictable. The factors include, but are not limited to:

●	Continued worldwide growth in the adoption and use of cryptocurrencies;

●	Governmental and quasi-governmental regulation of cryptocurrencies and their use, or restrictions on or regulation of access to and operation of the network or similar Bitcoin mining systems;

●	Changes in consumer demographics and public tastes and preferences;

●	The maintenance and development of the open-source software protocol of the network;

●	The availability and popularity of other forms or methods of buying and selling goods and services, including new means of using fiat currencies;

●	General economic conditions and the regulatory environment relating to digital assets; and

●	Negative consumer sentiment and perception of Bitcoin specifically and cryptocurrencies generally.

Such events would have a material adverse effect on our ability to continue as a going concern or to pursue this segment at all, which would have a material adverse effect on our business, prospects or operations and potentially the value of any Bitcoins we hold or expect to acquire for our own account and harm investors in our securities.

Banks and financial institutions may not provide banking services, or may cut off services, to businesses that provide cryptocurrency- related services or that accept cryptocurrencies as payment, including financial institutions of investors in our securities.

A number of companies that provide Bitcoin and/or other cryptocurrency -related services have been unable to find banks or financial institutions that are willing to provide them with bank accounts and other services. Similarly, a number of companies and individuals or businesses associated with cryptocurrencies may have had and may continue to have their existing bank accounts closed or services discontinued with financial institutions. We also may be unable to obtain or maintain these services for our business. The difficulty that many businesses that provide Bitcoin and/or other cryptocurrency-related services have and may continue to have in finding banks and financial institutions willing to provide them services may be decreasing the usefulness of cryptocurrencies as a payment system and harming public perception of cryptocurrencies and could decrease its usefulness and harm its public perception in the future. Similarly, the usefulness of cryptocurrencies as a payment system and the public perception of cryptocurrencies could be damaged if banks or financial institutions were to close the accounts of businesses providing Bitcoin and/or other cryptocurrency-related services. This could occur as a result of compliance risk, cost, government regulation or public pressure. The risk applies to securities firms, clearance and settlement firms, national stock and commodities exchanges, the over the counter market and the Depository Trust Company, which, if any of such entities adopts or implements similar policies, rules or regulations, could result in the inability of our investors to open or maintain stock or commodities accounts, including the ability to deposit, maintain or trade our securities. Such factors would have a material adverse effect on our ability to continue as a going concern or to pursue this segment at all, which would have a material adverse effect on our business, prospects or operations and harm investors.

The impact of geopolitical events on the supply and demand for cryptocurrencies is uncertain.

Crises may motivate large-scale purchases of cryptocurrencies which could increase the price of cryptocurrencies rapidly. This may increase the likelihood of a subsequent price decrease as crisis-driven purchasing behavior wanes, adversely affecting the value of any cryptocurrencies we hold or expect to acquire for our own account. Such risks are similar to the risks of purchasing commodities in general uncertain times, such as the risk of purchasing, holding or selling gold.

As an alternative to gold or fiat currencies that are backed by central governments, cryptocurrencies, which are relatively new, are subject to supply and demand forces. How such supply and demand will be impacted by geopolitical events is uncertain but could be harmful to us and investors in our securities. Nevertheless, political or economic crises may motivate large-scale acquisitions or sales of cryptocurrencies either globally or locally. Such events would have a material adverse effect on our ability to continue a s a going concern or to pursue this segment at all, which would have a material adverse effect on our business, prospects or operations and potentially the value of any cryptocurrencies we hold or expect to acquire for our own account.

Acceptance and/or widespread use of Bitcoins is uncertain.

Currently, there is a relatively small use of Bitcoin in the retail and commercial marketplace for goods or services. In comparison there is relatively large use by speculators contributing to price volatility.

The relative lack of acceptance of Bitcoin in the retail and commercial marketplace limits the ability of end-users to use them to pay for goods and services. Such lack of acceptance or decline in acceptances would have a material adverse effect on our ability to continue as a going concern or to pursue this segment at all, which would have a material adverse effect on our business, prospects or operations and potentially the value of any cryptocurrencies we hold or expect to acquire for our own account.

Political or economic crises may motivate large-scale sales of Bitcoins, which could result in a reduction in value and adversely affect us.

As an alternative to fiat currencies that are backed by central governments, digital assets such as Bitcoin, which are relatively new, are subject to supply and demand forces based upon the desirability of an alternative, decentralized means of buying and selling goods and services, and it is unclear how such supply and demand will be impacted by geopolitical events. Nevertheless, political or economic crises may motivate large-scale acquisitions or sales of Bitcoin either globally or locally. Large-scale sales of Bitcoin would result in a reduction in their value and could adversely affect us. Such circumstances would have a material adverse effect on our ability to continue as a going concern or to pursue this segment at all, which would have a material adverse effect on our business, prospects or operations and potentially the value of any Bitcoin we hold or expect to acquire for our own account and harm investors.

Transactional fees may decrease demand for Bitcoin and prevent expansion.

As the number of Bitcoin awarded for solving a block in a blockchain decreases, the incentive for miners to continue to contribute to the Bitcoin network will transition from a set reward to transaction fees. Either the requirement from miners of higher transaction fees in exchange for recording transactions in a blockchain or a software upgrade that automatically charges fees for all transactions may decrease demand for Bitcoin and prevent the expansion of the Bitcoin network to retail merchants and commercial businesses, resulting in a reduction in the price of Bitcoin that could adversely impact an investment in our securities.

In order to incentivize miners to continue to contribute to the Bitcoin network, the Bitcoin network may either formally or informally transition from a set reward to transaction fees earned upon solving a block. This transition could be accomplished by miners independently electing to record in the blocks they solve only those transactions that include payment of a transaction fee. If transaction fees paid for Bitcoin transactions become too high, the marketplace may be reluctant to accept Bitcoin as a means of payment and existing users may be motivated to switch from Bitcoin to another cryptocurrency or to fiat currency. Decreased use and demand for Bitcoin may adversely affect its value and result in a reduction in the price of Bitcoin and the value of our securities.

Bitcoin inventory, including that maintained by or for us, may be exposed to cybersecurity threats and hacks.

As with any computer code generally, flaws in cryptocurrency codes may be exposed by malicious actors. Several errors and defects have been found previously, including those that disabled some functionality for users and exposed users’ information. Exploitations of flaws in the source code that allow malicious actors to take or create money have previously occurred. Despite our efforts and processes to prevent breaches, our devices, as well as our servers, computer systems and those of third parties that we use in our operations, are vulnerable to cyber security risks, including cyber-attacks such as viruses and worms, phishing attacks, denial-of-service attacks, physical or electronic break-ins, employee theft or misuse, and similar disruptions from unauthorized tampering with our servers and computer systems or those of third parties that we use in our operations. Such events could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any Bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account.

Macro-market events or perception of the cryptocurrency industry in general could negatively impact our financial condition.

The cryptocurrency market has experienced significant volatility and disruptions, characterized by fluctuating prices, regulatory scrutiny, and varying public perception. These market conditions can potentially impact the reputation of firms operating in this space. There may be a heightened sense of caution or skepticism among customers, particularly retail investors, due to market instability. This could affect their investment decisions and trust in crypto-related products and services. Counterparties, including institutional investors and service providers, may exercise increased due diligence and risk assessment when engaging with crypto-focused businesses. Regulatory bodies globally are paying closer attention to crypto assets, leading to a more stringent regulatory environment. This increased oversight can affect the perception of our business, particularly in terms of compliance and transparency.

The market conditions necessitate a robust risk management framework to navigate the volatility and maintain operational stability. We have enhanced our compliance and reporting mechanisms to align with evolving regulatory expectations. While the market disruptions have introduced challenges, our diversified portfolio and adaptive business model have mitigated substantial negative impacts.

In anticipation of these risks, we prioritize transparent communication with all stakeholders about market risks and our business practices. Engage in educational initiatives to improve public understanding of crypto assets and their potential and proactively adapting to regulatory changes and working closely with regulators to ensure compliance and build trust.

It may be illegal in the future, to acquire, own, hold, sell or use Bitcoin, participate in the blockchain or utilize similar digital assets in one or more countries, the ruling of which would adversely affect us.

Although currently Bitcoin, the blockchain and digital assets generally are not regulated or are lightly regulated in most countries, including the United States, and the United States may take regulatory actions in the future that could severely restrict the right to acquire, own, hold, sell or use these digital assets or to exchange for fiat currency. If the United States, federally, or individual states take regulatory action to restrict the right to mine, acquire, hold sell or use digital assets, our business would be impacted. Such circumstances would have a material adverse effect on our ability to continue as a going concern or to pursue this segment at all, which would have a material adverse effect on our business, prospects or operations and potentially the value of any cryptocurrencies we hold or expect to acquire for our own account and harm investors.

If regulatory changes or interpretations require the regulation of Bitcoin or other digital assets under the securities laws of the United States or elsewhere, including the Securities Act of 1933, the Securities Exchange Act of 1934 and the Investment Comp any Act of 1940 or similar laws of other jurisdictions and interpretations by the SEC, CFTC, IRS, Department of Treasury or other agencies or authorities, we may be required to register and comply with such regulations, including at a state or local level. To the extent that we decide to continue operations, the required registrations and regulatory compliance steps may result in extraordinary expense or burdens to us. We may also decide to cease certain operations. Any disruption of our operations in response to the changed regulatory circumstances may be at a time that is disadvantageous to us.

Current and future legislation and SEC rulemaking and other regulatory developments, including interpretations released by a regulatory authority, may impact the manner in which Bitcoin is viewed or treated for classification and clearing purposes. In particular, Bitcoin may not be excluded from the definition of “security” by SEC rulemaking or interpretation requiring registration of all transactions, unless another exemption is available, including transacting in Bitcoin amongst owners and require registration of trading platforms as “exchanges”. We cannot be certain as to how future regulatory developments will impact the treatment of Bitcoin under the law. If we determine not to comply with such additional regulatory and registration requirements, we may seek to cease certain of our operations or be subjected to fines, penalties and other governmental action. Any such action may adversely affect an investment in us. Such circumstances would have a material adverse effect on our ability to continue as a going concern or to pursue this segment at all, which would have a material adverse effect on our business, prospects or operations and potentially the value of any cryptocurrencies we hold or expect to acquire for our own account and harm investors.

Lack of liquid markets, possible manipulation of blockchain/Bitcoin-based assets and lack of effectiveness of safeguards for our Bitcoin may adversely affect us.

Digital assets that are represented and trade on a ledger-based platform may not necessarily benefit from viable trading markets. Stock exchanges have listing requirements and vet issuers, requiring them to be subjected to rigorous listing standards and rules and monitoring investors transacting on such platform for fraud and other improprieties. These conditions may not necessarily be replicated on a distributed ledger platform, depending on the platform’s controls and other policies. We have elected to use Coinbase – the largest US exchange by volume, and a publicly listed company – to sell our Bitcoin in an attempt to combat these issues. Coinbase maintains robust exchange controls, and operates futures markets, custodial services, and is a partner in multiple Bitcoin ETFs. We believe these elements significantly limit the ability of market manipulation due to low-liquidity. However, Coinbase does not have the same vetting of issuers as a national securities exchange, which leads to a higher potential risk for fraud or manipulation of digital assets. Such fraud our manipulation may decrease liquidity or volume, or increase volatility of digital securities or other assets, which may adversely affect us. Such circumstances would have a material adverse effect our ability to sell Bitcoin at profitable prices, which would have a material adverse effect on our business, prospects or operations and potentially the value of any cryptocurrencies we hold or expect to acquire for our own account and harm investors.

Additionally, other than relying on the security protocols and safeguards provided to Coinbase and Fireblocks account holders, the Company has not implemented any additional safeguards or policies to protect its Bitcoin other than limiting the personnel who have access to the accounts to our executive officers. We also currently do not have our Bitcoin insured against theft, hacking or loss. The risk of using digital wallets is that the possession of the Company’s Bitcoin is reliant upon a third-party maintaining control of its security protocols to protect possession. If Fireblocks were to be infiltrated, all of the Bitcoin held with it could potentially be lost or inaccessible. Further, if Coinbase were to be infiltrated after the Company’s Bitcoin is transferred into its account, such Bitcoin could potentially be lost or inaccessible. If either of those events occur, it could result in a loss of our all or some of our Bitcoin, which would have a material adverse effect on our business and financial condition as the sale of Bitcoin is our only source of revenue and the loss of such assets would mean the loss of our revenue.

If federal or state legislatures or agencies initiate or release tax determinations that change the classification of Bitcoin as property for tax purposes (in the context of when such Bitcoin are held as an investment), such determination could have a negative tax consequence on our Company or our shareholders.

Current IRS guidance indicates that digital assets such as Bitcoin should be treated and taxed as property, and that transactions involving the payment of Bitcoin for goods and services should be treated as barter transactions. While this treatment creates a potential tax reporting requirement for any circumstance where the ownership of a Bitcoin passes from one person to another, usually by means of Bitcoin transactions (including off-blockchain transactions), it preserves the right to apply capital gains treatment to those transactions which may adversely affect an investment in our Company.

Our dependence on third-party software and personnel may leave us vulnerable to price fluctuations and rapidly changing technology.

Competitive conditions within the cryptocurrency industry require that we use sophisticated technology in the operation of our business. The industry for blockchain technology is characterized by rapid technological changes, new product introductions, enhancements and evolving industry standards. New technologies, techniques or products could emerge that might offer better performance than the software and other technologies we currently utilize, and we may have to manage transitions to these new technologies to remain competitive. We may not be successful, generally or relative to our competitors in the cryptocurrency industry, in timely implementing new technology into our systems, or doing so in a cost-effective manner. During the course of implementing any such new technology into our operations, we may experience the system interruptions and failures discussed above. Furthermore, there can be no assurances that we will recognize, in a timely manner or at all, the benefits that we may expect as a result of our implementing new technology into our operations.

We rely on computer hardware, purchased or leased, and software licensed from and services rendered by third parties in order to provide our solutions and run our business, sometimes by a single-source supplier.

We rely on computer hardware, purchased or leased, and software licensed from and services rendered by third-parties in order to provide our solutions and run our business, sometimes by a single-source supplier. The hardware used are cryptocurrency mining computers and related peripherals specifically programmed to mine Bitcoin. This hardware is purchased under standard contract terms, including purchase price, delivery date, and remediation for failures to meet delivery timelines. Third-party hardware may not continue to be available on commercially reasonable terms, or at all. Any loss of the right to use or any failures of third-party hardware could result in delays in our ability to provide our solutions or run our business until equivalent hardware is developed by us or, if available, identified, obtained and integrated, which could be costly and time-consuming and may not result in an equivalent solution, any of which could cause an adverse effect on our business and operating results. While this hardware is specialized, there are several primary vendors for this equipment, and numerous secondary retailers.

The primary software utilized by our business is “pooled mining services”, wherein miners direct their hashrate to a shared service to earn more consistent, predictable Bitcoin returns. We currently have agreed to the general terms and conditions of service with Foundry Digital Mining’s pool services. The pooled mining services are third-party software and services, and may not continue to be available on commercially reasonable terms, or at all. Any loss of the right to use or any failures of software or services could result in delays in our ability to provide our solutions or run our business until equivalent software or services are developed by us or, if available, identified, obtained and integrated, which could be costly and time-consuming and may not result in an equivalent solution, any of which could cause an adverse effect on our business and operating results. In the event that no “pooled mining services” are available at all, we believe our business can operate natively on the Bitcoin network without the use of such services. However, this would cause significant delays in the discovery of new blocks, and therefore payments, but result in a larger reward at the time of discovery. The ultimate effect would be an increased volatility in our earnings when viewed daily, but only a small disruption when viewed at an annual scale.

OLB may default on a Master Equipment Finance Agreement and we may lose 100 mining computers pledged as collateral.

On November 29, 2021, OLB entered into a Master Equipment Finance Agreement (“MFA”) with VFS, LLC (“VFS”) in connection with DMINT’s initial purchase of 100 mining computers. The MFA requires that OLB pay $24,837 per month to VFS for 36 months until March 2025. Those initial 100 mining computers have been pledged as collateral and, in the event of default by OLB, VFS has the option to take possession of all or a portion of those initial 100 mining computers to satisfy any outstanding indebtedness. At December 31, 2023, $407,858 remains outstanding of OLB’s payment obligations under the MFA. Following the Spin-Off Distribution, if a balance remains on the MFA, it is anticipated that the MFA will be assigned to DMINT. We plan to pay the monthly payment through the sale of the Bitcoin’s we mine and assuming the price of Bitcoin does not decrease substantially, we believe we will have sufficient funds to meet these obligations going forward. However, in the event that DMINT fails to make required payments, we may default on the MFA obligation and could potentially loose up to 100 of those initial mining computers. Also, in the event that Bitcoin pricing significantly decreases, it could have a negative impact on the resale value of the mining equipment upon a default and collection action by VFS. However, there would be no increase or decrease of OLB monthly payment obligations, or DMINT if it assumed OLB’s obligations, under the MFA.

Risks Related to Laws and Regulations

Failure to comply with, or changes in, laws, regulations and enforcement activities may adversely affect the products, services and markets in which we operate.

We are subject to U.S. financial services regulations, a myriad of consumer protection laws, including economic sanctions, laws and regulations, anticorruption laws, escheat regulations and privacy and information security regulations. Changes to legal rules and regulations, or interpretation or enforcement of them, could have a negative financial effect on us. Any lack of legal certainty exposes our operations to increased risks, including increased difficulty in enforcing our agreements in those jurisdictions and increased risks of adverse actions by local government authorities, such as expropriations. In addition, the company from which we purchase power to run the machines is subject to regulation by federal and state authority and, as a result, could pass through some of those compliance obligations to us, which could adversely affect our business, financial condition or results of operations.

The regulatory landscape for crypto assets is evolving rapidly, with significant jurisdictional variations. This creates uncertainty regarding compliance requirements, operational constraints, and potential legal challenges. U.S. and foreign regulatory bodies are increasingly asserting jurisdiction over crypto assets, leading to a complex regulatory environment.

U.S. regulatory agencies, including the SEC, CFTC, and IRS, among others, have varying stances on crypto assets. Changes in their regulatory approach could lead to significant operational and compliance challenges. The assertion of jurisdiction by U.S. regulators could result in stringent reporting requirements, increased compliance costs, and potential restrictions on certain crypto-related activities.

●	Securities and Exchange Commission (SEC) Oversight: The SEC may assert that certain crypto assets are securities and therefore subject to its regulatory purview. This could lead to stricter compliance requirements for token issuances and trading platforms. Though DMINT does not participate in the issuance or trading of these tokens, such scrutiny may materially impact the price of Bitcoin and our core business.

●	Commodity Futures Trading Commission (CFTC) Actions: The CFTC could enhance its oversight of crypto derivatives and futures markets, impacting firms involved in these areas of the crypto market. DMINT does not actively participate in these businesses, but Bitcoin is regulated by the CFTC as a commodity. Any change in regulation may impact the price of Bitcoin and our business, or otherwise change our handling of the sales and hedging of mined Bitcoin.

●	Anti-Money Laundering (AML) and Know Your Customer (KYC) Regulations: Regulatory bodies like the Financial Crimes Enforcement Network (FinCEN) may implement more stringent AML and KYC requirements for crypto transactions. This could lead to enhanced customer due diligence and reporting obligations.

●	Taxation and Reporting Requirements: The Internal Revenue Service (IRS) in the U.S. and other national tax authorities may introduce or clarify tax reporting requirements for crypto transactions, impacting the tax liabilities and compliance burden for crypto businesses.

Foreign governments may impose their own regulatory frameworks, which could be more restrictive than those in the U.S. This can affect our ability to operate in international markets and may limit market accessibility. Differing regulations across jurisdictions can complicate compliance efforts, especially for a global operation like DMINT Inc.

●	European Union’s Markets in Crypto-Assets (MiCA) Regulation: The EU’s proposed MiCA framework aims to regulate crypto asset issuers and service providers in the EU, setting standards for consumer protection, operational resilience, and market integrity. While MiCA is unlikely to directly impact our operations, it may require additional compliance costs for interacting with counterparties and service providers in these jurisdictions.

●	Global Regulatory Coordination Efforts: Efforts by international bodies like the Financial Action Task Force (FATF) and the G20 to establish global standards for crypto regulation may require us to change regulatory reporting or adopt new compliance requests. Recognition of OFAC and FATF restricted parties lists may also increase the burden of meeting compliance requirements.

●	Data Privacy Regulations: Data privacy laws, like the General Data Protection Regulation (GDPR) in the EU, could affect how crypto businesses handle user data and execute transactions. This may force DMINT to alter our business retention policies, compliance and regulation standards, or change our approach to expansion in these jurisdictions.

Specific regulatory actions in key markets like the U.S., EU, Asia, and others, such as licensing requirements, operational restrictions, or outright bans on certain crypto activities, could significantly impact global crypto asset markets. These impacts may have direct and secondary impacts on the price of Bitcoin, and, by extension, DMINT’s business.

Further, legislation enacted in New York which restricted mining of cryptocurrencies to, in general, existing mining operations. As a result, we were forced to abandon certain endeavors to build out Bitcoin mining operations within New York. The title of the law signed by New York Governor Kathy Hochul on November 22, 2022 is “An act to amend the environmental conservation law, in relation to prohibiting certain cryptocurrency mining operations that use carbon-based power sources”. The law bans certain Bitcoin mining operations that run on carbon-based power sources for the next two years, unless a proof-of-work mining company uses 100% renewable energy. The law also prohibits new entrants from coming online and existing companies from expanding or renewing permits if they do not meet the renewable energy requirement. The law is the first of its kind in the country and is aimed at curbing the state’s carbon footprint.

Risks Relating To Our Common Shares

Our common shares have never been publicly traded and there is no existing market for our common shares. An active trading market that will provide you with adequate liquidity for our common shares may not develop.

There is currently no public market for our common shares and, following the Spin-Off Distribution, % of our shares will be held by one shareholder, which concentration of ownership could make it less likely that an active and liquid trading market for our common shares will develop on Nasdaq. We cannot predict the extent to which investor interest will lead to the development of an active and liquid trading market on Nasdaq for our common shares or, if such market develops, whether it will be maintained. The lack of an active trading market on Nasdaq and low trading volume for our common shares, may make it more difficult for you to sell our common shares and could lead to our share price becoming depressed or volatile. It is anticipated that on or shortly prior to the record date for the distribution of our common shares, trading of our common shares will begin on a “when -issued” basis on Nasdaq and such trading would continue up to and including the distribution date. However, there can be no assurance that an active trading market for our common shares on either Nasdaq or any other exchange will develop. If an active and liquid trading market does not develop, relatively small sales of our common shares could have a significant negative impact on the price of our common shares.

Following the Spin-Off Distribution, the aggregate trading value of DMINT common shares and OLB common stock may be less than the trading value of OLB’s common stock before the Spin-Off Distribution.

The Spin-Off Distribution will result in two separate and distinct companies: OLB will own only assets related to the payment processing business and DMINT will own all assets related to Bitcoin mining. Although we expect that the Spin- Off Distribution will result in an increase in shareholder value, the aggregate trading value of the two separate entities after the Spin- Off Distribution may be less than the trading value of OLB common stock before the Spin-Off Distribution.

If securities or industry analysts do not publish research or reports about our business, or publish negative reports about our business, our share price and trading volume could decline.

As a newly-incorporated company, there is currently no analyst coverage of the Company. The trading market for our common shares will depend, in part, upon the research and reports that securities or industry analysts publish about us or our business. We do not have any control over analysts as to whether they will cover us, and if they do, whether such coverage will continue. If analysts do not commence coverage of the Company, or if one or more of these analysts cease coverage of the Company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline. In addition, if one or more of the analysts who cover us downgrade our shares or change their opinion of our shares, our share price may likely decline.

Substantial sales of our common shares may occur in connection with the Spin-Off Distribution, which could cause our share price to decline.

Following the Spin-Off Distribution, all of our outstanding stock will be owned by the existing shareholders of OLB, and these existing shareholders will be free to sell common shares after the effective date of the registration statement of which this prospectus forms a part for any reason. Moreover, because the Spin-Off Distribution is expected to be taxable to our shareholders, there may be substantial sales of our stock made by our shareholders in order to achieve liquidity to pay for tax liabilities owed as a result of the Spin-Off Distribution. The sales of significant amounts of our common shares, or the perception that this may occur, could result in a decline of the price of our common shares.

You may experience future dilution as a result of future equity offerings and other issuances of our common shares, preferred shares or other securities.

In order to raise additional capital, including to support our growth plans, or in connection with equity awards, strategic transactions or otherwise, we may in the future offer additional common shares, preferred shares, or other securities convertible into or exchangeable for our common shares, including convertible debt. We expect that a significant component of a future financing will be for additional mining computers will be through equity offerings. We cannot predict the size of future issuances or sales of our common shares, preferred shares or other securities, including those made in connection with future acquisitions or capital raising activities, or the effect, if any, that such issuances or sales may have on the market price of our common shares. The issuance and sale of substantial amounts of common shares, preferred shares or other equity-linked securities, or announcement that such issuance and sales may occur, could adversely affect the market price of our common shares. In addition, we cannot assure you that we will be able to make future sales of our common shares, preferred shares or other securities in any other offering at a price per share that is equal to or greater than the price per share paid by investors, and investors purchasing shares or other securities in the future could have rights that are superior to existing shareholders. The issuance of additional common shares, preferred shares or other securities could adversely impact the trading price of our common shares.

The market price of our common shares may be subject to significant fluctuations.

The market price of our common shares may be subject to significant fluctuations as a result of many factors, some of which are beyond our control. Among price are:

●	actual or anticipated fluctuations in quarterly and annual variations in our results of operations;

●	changes in market valuations or sales or earnings estimates or publication of research reports by analysts;

●	changes in earnings estimates or shortfalls in our operating results from levels forecasted by securities analysts;

●	speculation in the press or investment community about our business or the Bitcoin mining industry;

●	changes in market valuations of similar companies and stock market price and volume fluctuations generally;

●	strategic actions by us or our competitors such as mergers, acquisitions, joint ventures, strategic alliances or restructurings;

●	changes in government and other regulatory developments;

●	additions or departures of key personnel;

●	general market conditions and the state of the securities markets; and

●	domestic and international economic, market and currency factors unrelated to our performance.

The Bitcoin mining industry has been highly unpredictable. In addition, the stock markets in general, and the markets for Bitcoin in general, have experienced extreme volatility that has sometimes been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common shares.

If our common shares do not meet the Nasdaq Capital Market’s minimum share price requirement, and if we cannot cure such deficiency within the prescribed timeframe, our common shares could be delisted.

Under the rules of the Nasdaq Capital Market, listed companies are required to maintain a share price of at least $1.00 per share. If the share price declines below $1.00 for a period of 30 consecutive business days, then the listed company has a cure period of at least 180 days to regain compliance with the $1.00 per share minimum. If the price of our common shares closes below $1.00 for 30 consecutive days, and if we cannot cure that deficiency within the 180-day timeframe, then our common shares could be delisted.

If the market price of our common shares is below $5.00 per share, and we are not then on an exchange, under stock exchange rules, our shareholders will not be able to use such shares as collateral for borrowing in margin accounts. This inability to continue to use our common shares as collateral may lead to sales of such shares creating downward pressure and increased volatility in the market price of our common shares.

We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common shares less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies. We cannot predict if investors will find our common shares less attractive because we may rely on these exemptions. If some investors find our common shares less attractive as a result, there may be a less active trading market for our common shares and our share price may be more volatile.

In addition, under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 for so long as we are an emerging growth company.

For as long as we take advantage of the reduced reporting obligations, the information that we provide our shareholders may be different from information provided by other public companies.

Risk Factors Relating To The Spin-Off Distribution

Our historical financial information may not be representative of the results we would have achieved as a stand -alone public company and may not be a reliable indicator of our future results.

The historical financial information that we have included in this prospectus may not necessarily reflect what our financial position, results of operations or cash flows would have been had we been an independent entity during the periods presented or those that we will achieve in the future. The costs and expenses reflected in our historical financial information include an allocation for certain corporate functions historically provided by OLB, that may be different from the comparable expenses that we would have incurred had we operated as a stand-alone company. Our historical financial information does not reflect changes that will occur in our cost structure, financing and operations as a result of our transition to becoming a stand -alone public company, including potential increased costs associated with reduced economies of scale and increased costs associated with SEC reporting and Nasdaq requirements.

We have made allocations based upon available information and assumptions that we believe are reasonable to reflect these factors, among others, in our historical combined financial data. However, our assumptions may prove not to be accurate, and accordingly, the historical combined financial data presented in this prospectus forms a p art should not be assumed to be indicative of what our financial condition or results of operations actually would have been as an independent publicly traded company nor to be a reliable indicator of what our financial condition or results of operations actually may be in the future.

We may have difficulty operating as an independent, publicly traded company.

As an independent, publicly traded company, we believe that our business will benefit from, among other things, allowing us to better focus our financial and operational resources on our specific business, allowing our management to design and implement corporate strategies and policies that are based primarily on the business characteristics and strategic decisions of our business, allowing us to more effectively respond to cryptocurrency market dynamics. However, we may not be able to achieve some or all of the benefits that we believe we can achieve as an independent company in the time we expect, if at all. Because our business has previously operated as part of the wider OLB organization, we may not be able to successfully implement the changes necessary to operate independently and may incur additional costs that could adversely affect our business.

As an independent, publicly traded company, we may not enjoy the same benefits that it did as part of OLB.

There is a risk that, by separating from OLB, we may become more susceptible to market fluctuations and other adverse events than we would have been if we were still a part of the current OLB’s organizational structure. As part of OLB, we have been able to enjoy certain benefits from OLB’s operating diversity, available capital for investments and opportunities to pursue integrated strategies with OLB’s other businesses. As an independent, publicly traded company, we will not have similar diversity, available capital or integration opportunities and may not have similar access to capital markets.

Our ability to meet our capital needs may be harmed by the loss of financial support from OLB.

The loss of financial support from OLB could harm our ability to meet our capital needs. After the Spin-Off Distribution, we expect to obtain any funds needed in excess of the amounts generated by our operating activities through the capital markets or bank financing, and not from OLB. However, given the smaller relative size of our company as compared to OLB after the Spin-Off Distribution, we may incur higher debt servicing and other costs than we would have otherwise incurred as a part of OLB. Further, we cannot guarantee you that we will be able to obtain capital market financing or credit on favorable terms, or at all, in the future. We cannot assure you that our ability to meet our capital needs will not be harmed by the loss of financial support from OLB.

As a newly-incorporated company, we may not have the surplus or net profits required by law to pay dividends.

We have not declared any dividends on our common shares and we may not make dividend payments in the future as we may not earn sufficient revenues or we may incur expenses or liabilities that would reduce or eliminate the cash available for distribution as dividends. Our loan agreements may also limit the amount of dividends we can pay under some circumstances.

The declaration and payment of any dividends on our common shares will be subject at all times to the discretion of our Board of Directors. The timing and amount of dividends will depend on our earnings, financial condition, cash requirements and availability, restrictions in our loan agreements, growth strategy, the price of Bitcoin, the provisions of Delaware law affecting the payment of dividends and other factors. Delaware law generally prohibits the payment of dividends other than from surplus (retained earnings and the excess of consideration received for the sale of shares above the par value of the shares), but, if there is no surplus, dividends may be declared out of the net profits (basically, the excess of our revenue over our expenses) for the fiscal year in which the dividend is declared or the preceding fiscal year. Delaware law also prohibits the payment of dividends while a company is insolvent or if it would be rendered insolvent upon the payment of a dividend. As a newly incorporated company, we may not have the required surplus or net profits to pay dividends, or our Board of Directors may determine to not declare any dividends for the foreseeable future.

We believe that the Spin-Off Distribution generally will be taxable to our shareholders for U.S. federal income tax purposes.

For U.S. federal income tax purposes, if a corporate division, such as the Spin-Off Distribution qualifies for tax-free treatment under Section 355 of the Code, the distribution of our common shares to OLB’s stockholders would generally not be taxable as a distribution and shareholders would allocate a portion of their tax basis in their OLB shares to the common shares received in the Spin-Off Distribution. However, we do not expect to satisfy all of the requirements of Section 355 of the Code. Therefore, we expect that the Spin-Off Distribution generally will be taxable to our shareholders for U.S. federal income tax purposes. The tax treatment of the Spin-Off Distribution is discussed below at “Tax Considerations – U.S. Federal Income Tax Treatment of the Spin-Off Distribution”.

Certain of our directors and executive officers are director and/or executive officers of OLB and own shares of its common stock, which could cause conflicts of interests.

Ronny Yakov, our Chief Executive Officer and Chairman of the Board of Directors owns a substantial amount of OLB common stock. The interests of our Chief Executive Officer and Chairman of the Board of Directors and other directors and officers in common stock of OLB and the presence of certain of OLB executives and directors on our board of directors could create, or appear to create, conflicts of interest with respect to matters involving both us and OLB that could have different implications for OLB than they do for us. As a result, we may be precluded from pursuing certain opportunities on which we would otherwise act, including growth opportunities.

We do not intend to adopt specific policies or procedures to address conflicts of interests that may arise as a result of certain of our directors and officers owning OLB common stock or our President and Chief Executive Officer and other directors being an executive officer and/or director of OLB. However, prior to consummation of the Spin-Off Distribution, we will adopt a Related Person Transactions Policy to provide guidance in identifying, reviewing and, where appropriate, approving or ratifying transactions with related persons.

Following the Spin-Off Distribution, it is anticipated that Mr. Yakov will continue to serve as interim Chief Executive Officer and Chief Financial Officer, on a part-time basis along with his duties with OLB, until a full-time chief executive officer and chief financial officer is hired. There can be no assurances how long it will take for the company to obtain a permanent chief executive officer and chief financial officer.

As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements, which could leave our stockholders without information or rights available to stockholders of more mature companies.

For as long as we remain an “emerging growth company”, we have elected to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to:

●	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

●	taking advantage of an extension of time to comply with new or revised financial accounting standards;

●	reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements; and

●	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We expect to take advantage of these reporting exemptions until we are no longer an “emerging growth company.” Because of these lessened regulatory requirements, our stockholders would be left without information or rights available to stockholders of more mature companies.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the federal securities laws, and that involve significant risks and uncertainties. Words such as “may,” “should,” “could,” “would,” “predicts,” “potential,” “continue,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” and similar expressions, as well as statements in future tense, identify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward -looking statements are based on information we have when those statements are made or management’s good faith belief as of that time with respect to future events, and are subject to significant risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Important factors that could cause such differences include, but are not limited to:

●	We operate in a regulatory environment that is evolving and uncertain and any changes to regulations could have a material impact on our business and financial condition;

●	We rely on a combination of confidentiality clauses, assignment agreements and license agreements with employees and third parties, trade secrets, copyrights and trademarks to protect our intellectual property and competitive advantage, all of which offer only limited protection meaning that we may be unable to maintain and protect our intellectual property rights and proprietary information or prevent third-parties from making unauthorized use of our technology; and

●	Our growth may not be sustainable and depends on our ability to increase the number of mining computers.

The foregoing does not represent an exhaustive list of matters that may be covered by the forward-looking statements contained herein or risk factors that we are faced with. Forward-looking statements necessarily involve risks and uncertainties, and our actual results could differ materially from those anticipated in the forward-looking statements due to a number of factors, including those set forth above under “Risk Factors” and elsewhere in this prospectus. The factors set forth above under “Risk Factors” and other cautionary statements made in this prospectus should be read and understood as being applicable to all related forward -looking statements wherever they appear in this prospectus. The forward-looking statements contained in this prospectus represent our judgment as of the date of this prospectus. We caution readers not to place undue reliance on such statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained above and throughout this prospectus.

We have never declared or paid any cash dividends on our equity interests and we do not anticipate paying any cash dividends in the foreseeable future. The payment of dividends, if any, in the future will be within the discretion of our board of directors and will depend on our earnings, capital requirements and financial condition and other relevant facts. We currently intend to retain all future earnings, if any, to finance the development and growth of our business.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2023 on an actual basis.

You should read the information in this table together with our financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

As of December 31, 2023
Debt	$22,783,409
Stockholders’ Deficit:
Preferred stock, $0.001 par value, 100,000 shares authorized, no shares issued and outstanding, actual; no shares issued and outstanding	—
Common stock, $0.0001 par value; 1,000,000 shares authorized, 100 shares issued and outstanding, after the distribution issued and outstanding	—
Additional paid-in capital	100
Accumulated deficit	(12,489,956)
Total Stockholders’ Deficit	(12,489,856)
Total Capitalization	$10,293,553

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our consolidated financial condition and results of operations for the years ended December 31, 2023 and 2022, should be read in conjunction with the “Summary Financial and Other Data” and the consolidated financial statements and notes related thereto included elsewhere in this prospectus.

Overview

Results of Operations

Year Ended December 31, 2023 Compared to the Year Ended December 31, 2022

For the year ended December 31, 2023, we had total revenue of $538,718 compared to $726,179 of revenue for the year ended December 31, 2022, a decrease of $187,461 or 25.8%. The decrease was a result of the lower prices of Bitcoin during 2023 when compared to 2022.

Depreciation and amortization expense for the year ended December 31, 2023, was $3,662,506 compared to $3,223,514 for the year ended December 31, 2022, an increase of $438,992 or 13.6%. The increase was as a result of having more property and equipment to depreciate.

Contracted services expense for the year ended December 31, 2023, was $121,006 compared to $312,239 for the year ended December 31, 2022, a decrease of $191,233 or 61.2%. The decrease was due the closing of our Pennsylvania facility.

Wage expenses for the year ended December 31, 2023, were $1,058,327 compared to $1,021,798 for the year ended December 31, 2022, an increase of $36,529 or 3.6%. The increase was due to hiring additional employees.

Professional fees for the year ended December 31, 2023, were $168,933 compared to $166,091 for the year ended December 31, 2022, an increase of $2,842 or 1.7%. Professional fees consist mainly of audit and legal fees and have remained consistent over time.

Utilities expense for the year ended December 31, 2023, was $677,493 compared to $655,315 for the year ended December 31, 2022, an increase of $22,178 or 3.4%. Much of the utility expense incurred is for running our miners. The increase was due to more miners using grid-based electricity.

Equipment and maintenance expense for the year ended December 31, 2023, was $136,274 compared to $233,829 for the year ended December 31, 2022, a decrease of $97,555 or 41.7%. There was a decrease in the current period due to the move of the Company’s location from Pennsylvania where it was more expensive to operate.

Impairment expense for the year ended December 31, 2023, was $259,931 compared to $458,324 for the year ended December 31, 2022, a decrease of $198,393 or 43.3%. During the year ended December 31, 2023, it was determined that the Company’s mining equipment was impaired per our analysis completed in accordance with ASC 360-10, therefore it was written down to fair value and impairment expense of $259,931 was recorded. During the year ended December 31, 2022, the Company recognized impairment expense for $458,324 to write down their bitcoin value, accounted for as an indefinite-lived intangible asset, to fair value.

General and administrative expenses for the year ended December 31, 2023 were $464,390 compared to $336,436 for the year ended December 31, 2022, an increase of $127,954 or 38%. There was an increase in the current period mainly due to increases in insurance expenses.

For the year ended December 31, 2023, we recognized a realized gain on the sale of our bitcoin of $288,584 and an unrealized gain on investment of $23,662.

Our net loss for the year ended December 31, 2023, was $5,697,896 compared to $5,681,367 for the year ended December 31, 2022. This was a decrease in our net loss of $16,529 for the reasons discussed above.

Liquidity and Capital Resources

For the year ended December 31, 2023, we used $252,301 of cash in operating activities, which included our net loss of $5,697,896 offset by $3,662,506 for amortization and depreciation expense, $288,584 from the gain on sale of Bitcoin, impairment expense of $259,931, a gain on investment of $23,662 and net changes in operating assets and liabilities of $1,835,404. For the year ended December 31, 2023, we used cash of $2,286,835 for the purchase of property and equipment.

For the year ended December 31, 2023, we received $3,410,911 from related parties and repaid $888,277.

At December 31, 2023, the Company had cash of $645 and a working capital deficit of $21,699,177.

Bitcoin has been converted to fiat on an as needed basis. Converting Bitcoin to fiat is done using the crypto exchange Coinbase. Coinbase charges a fee between 0.05% and 0.6% of the trade amount. After our Bitcoins are mined, they are held at Fireblocks in a storage wallet until the Company is ready to sell and then it transfers the Bitcoin to its Coinbase account to sell on the Coinbase exchange. The Fireblocks and Coinbase accounts are only assessable by the CEO and VP of Finance. To make a trade, one person has to initiate the trade while the other person has to approve the trade. The dual authentication does not allow a single person to make a trade. The Company currently does not sell Bitcoins using a calculated turnover schedule or using any pricing strategy. It sells when there is a need for capital. Other than relying on the security protocols and safeguards provided to Coinbase and Fireblocks account holders, the Company has not implemented any additional safeguards or policies other than limiting the personnel who have access to the accounts.

The average hold period will vary depending on market conditions. At December 31, 2021, we had 5.28 Bitcoin held for an average of 2 months. At December 31, 2022, we had 30.81 Bitcoin held for an average 8 months. At December 31, 2023, we had 1.01 Bitcoin held for 1 month. Due to the extreme volatility in the price of Bitcoin, it is hard to determine how much the proceeds will be when we decide to sell Bitcoin and we may be forced to sell Bitcoin at a price much lower than Bitcoin is valued at today to cover our accountable expenses. We would try to avoid selling at prices we deem too low, which could last for months, which would impact our liquidity and our ability to expand our business as we would be solely selling Bitcoin to pay for accountable expenses.

On November 29, 2021, OLB entered into a Master Equipment Finance Agreement (“MFA”) with VFS, LLC (“VFS”) in connection with DMINT’s initial purchase of 100 mining computers. The MFA requires that OLB pay $24,837 per month to VFS for 36 months until March 2025. The mining computers have been pledged as collateral and, in the event of default by OLB, VFS has the option to take possession of all or a portion of the mining computers to satisfy any outstanding indebtedness. Following the Spin-Off Distribution, it is anticipated that the MFA will be assigned to DMINT.

The Company has plans to grow its Bitcoin mining business by purchasing more mining computers. It will need to raise capital through either selling Bitcoin mined from mining operations, the sale of the Company’s equity or borrowing. The earliest the Company believes that it will buy new computers is during the second half of 2024 after the Spin-Off Distribution. In the event that the Spin-Off Distribution occurs in the second half of 2024 and assuming we can raise capital of at least $16 million after the Spin-Off Distribution, we plan on purchasing 4,000 new computers and would expect to pay approximately $4,000 per computer. If the Spin-Off Distribution does not occur in 2024 or we are unable to raise additional capital after the Spin-Off Distribution, we would be forced to utilize proceeds from the sale of Bitcoin to purchase additional computers, which due to the high volatility of the price of Bitcoin, it would be hard to ascertain the amount of computers we could purchase.

In order for the Company to execute all of its future plans to do business in the Bitcoin-mining marketplace, it may be necessary to obtain additional capital. This can be done by the sale of equity or debt securities or obtaining a loan utilizing the property and equipment as collateral. There can however be no assurances that the Company will be able to raise additional funds to expand its Bitcoin-mining business.

The following is a summary of a “breakeven” analysis illustrating the number of Bitcoin that need to be mined for the company to have positive working capital.

Bitcoin breakeven analysis

	1 Miner	1,000 Miners
Currency	USD	USD
Single Miner Costs	$8,963	$8,963
Amount of Miners	1	1000
Hashrate	100	100
Power Use	2970	2970
Electricity Costs	0.0489	0.0489
Price of Bitcoin	$67,037 *	$7,037
Start Difficulty	83947913181361	83947913181361
Difficulty Increase	2%	2%
Profit Ratio	102%	102%

Total Profit	$348.21	$348,211.32
Total Revenue	$1,623.05	$1,623,052.65
Total Electricity Costs	$1,271.84	$1,274,841.33
Total Miner Costs	$8,963.00	$8,963,000.00
Price Per TH	$89.63	$89.63
Return on Investment	3.88%	3.88%

Current Daily Revenue	$10.24	$10,240.92
Currently Daily Electronic Costs	$3.49	$3,492.72
Current Daily Profit	$6.75	$6,748.20
Mining Days	365	365
Maximum Mining Days (profit>0)	267	267

*	Price as of March 21, 2024

The price of Bitcoin, like any other financial asset, is determined by supply and demand dynamics in the market. Several factors can influence these dynamics, leading to fluctuations in Bitcoin’s price. These factors include but are not limited to supply and demand, market sentiment, adoption and acceptance, regulatory environment and market liquidity. For this example, the price of Bitcoin on March 21, 2024 was $67,037.

The Company currently owns 1,000 miners of which 100 were impaired as of December 31, 2023, however we believe there is potential to repair the 100 miners and to put them back into operations. Therefore, using 1,000 miners and a Bitcoin price of $67,037, the current daily revenue is $10,241 and the daily electricity cost is $3,493. It would take 6.5 days ($67,037/$10,241) for the miners to produce 1 Bitcoin at a cost of $22,705 ($3,493 x 6.5). The profit for this Bitcoin would be $44,332 ($67,037-$22,705).

Significant Accounting Policies

Refer to Note 2 of our December 31, 2023, consolidated financial statements contained elsewhere in this prospectus for a summary of our significant accounting policies and recently adopted and issued accounting standards.

BUSINESS

Overview

Dmint, Inc. (“DMINT” or the “Company”), a Delaware corporation was formed on July 23, 2021. DMINT is a Bitcoin mining company that has been a wholly owned subsidiary of The OLB Group, Inc. (“OLB”), a fintech public company listed on NASDAQ: OLB, since inception. The Company gained experience operating 250-300 mining computers during its Beta phase. As of December 31, 2023, DMINT was using 0.65MW of electricity to run approximately 250-300 mining computers in its Selmer, Tennessee Mining Facility, owned by DMINT. The facility is approximately 15,000 square feet and has space for further expansion where it can house up to 4,000 additional mining computers and use up to 20MW of available electricity. Our mining computer models consist of the following:

Model	Number of Miners
ASIC S19jPro 96th	676
ASIC S19jPro 100th	232
ASIC S19jPro 104th	92
Total	1,000

We currently own all of the computers and OLB has entered into an equipment finance agreement with VFS, LLC (see “Master Equipment Finance Agreement” below) where 100 of our miners are pledged as collateral.

The Company focuses its cryptocurrency mining business in the United States, specifically focusing solely on mining of Bitcoin. Revenue is generated from mining Bitcoin. Due to the increasing difficulty and competitive nature of mining, DMINT may invest more in R&D to enhance its technology and efficiency through more efficient and less costly energy resources. The Company has no plans at this time to mine, invest or transact in assets other than Bitcoin.

The Company’s focus has been on operating the mining operation in a manner that is least impactful on the environment. The following is a summary of the mining process utilizing an existing electricity network.

Pickwick Electric Co-Op in Tennessee

We currently source all of the power utilized for our mining computers from Pickwick Electric Cooperative (“Pickwick”). We source this power pursuant to three agreements with Pickwick, dated September 26, 2022, November 11, 2022 and December 7, 2023, respectively, pursuant to which Pickwick has agreed to supply all electricity purchased for use at the Company’s facility located at 565 Industrial Park Drive, Selmer, Tennessee, up to an aggregate amount of 16,575 KW. The electricity furnished under the agreement is to be provided in the form of a three-phase alternating current, at approximately 60 Hertz and 120/208 volts. Pickwick is responsible for all maintenance of the point of delivery for the electricity. The power agreements each have a one-year term that automatically renews annually unless either party provides 30 day written notice prior to the expiration of the one-year term. We expect that by 2025, we will be able to have access of 100MW of electrical power to operate our mining computers.

Power services are provided at an average cost of approximately $0.0489 per kWh. To maximize computing power per MW, we plan to utilize leading technology and mining equipment. Currently, we consider the United States to be the most suitable geographical location for Bitcoin mining. There are both transparency and regulatory protections afforded by the U.S. legal system, including access to capital markets. However, we are also exploring setting up data centers in Costa Rica, which has significant sources of renewable energy, as well as other countries.

The Company’s operational cost of $0.0489 per kWh is lower than the national average, reflecting its efficiency and cost-effective operations in power services. This cost efficiency is attributed to our strategic choices in location, investment in energy-efficient technologies, and negotiated power agreements that allow us to maintain lower operational costs. Cost efficiency in power services is crucial for our business where power costs significantly impact overall profitability.

We believe that it’s management’s track record of expertise and capabilities in the electronic payment marketplace, computer programming and banking industries that places us in a strong position to take advantage of long-term Bitcoin opportunities.

Market Opportunity

A Bitcoin mining company is a business that operates and maintains a network of computer servers specifically designed to mine the digital currency known as Bitcoin. New Bitcoin are minted as a reward for these servers’ efforts in creating new Bitcoin blocks and validating transactions on the Bitcoin network.

Bitcoin is considered rare because there is a finite number of coins that can be created. The total number of Bitcoin that can be mined is capped at 21 million. This is a feature built into the Bitcoin protocol to ensure that the currency remains scarce and valuable over time. As more Bitcoin are mined, the process becomes increasingly difficult, and the rate at which new Bitcoin are created slows down.

As of November 19, 2023, approximately 19.55 million Bitcoin have been mined, or about 93% of the total 21 million supply. (Source: YCharts Bitcoin Supply). However, as a result of the slowing rate of the mining process, it is currently estimated that the last Bitcoin will be mined in around 2140 or later, at which point the last block reward will be released (https://www.blockchain-council.org/cryptocurrency/how-many-bitcoins-are-left/#:~:text=The%20maximum%20number%20of%20Bitcoins,more%20Bitcoins%20will%20be%20created).

The Company’s revenue is generated from mining Bitcoin. As the mining process becomes increasingly difficult and competitive, the company may also invest in research and development to improve its mining technology and efficiency.

Bitcoin mining is the process of adding new transactions to the Bitcoin blockchain, which is a decentralized public ledger of all Bitcoin transactions. Transactions are grouped into blocks and added to the blockchain through a process called mining. Miners use specialized software and hardware to solve complex mathematical problems that are required to validate and record the transactions in a new block.

The mining process is designed to be difficult and resource-intensive, as it serves to secure the network from malicious actors and to ensure that new Bitcoin are released at a predictable and limited rate. As a reward for their efforts, miners receive newly minted Bitcoin, as well as any transaction fees associated with the transactions included in the block.

The business model of a Bitcoin mining company revolves around the operation and maintenance of a network of computer servers specifically designed for mining Bitcoin.

Research and development can also be invested in by the company to improve its mining technology and efficiency by using more efficient energy resources and energy reserves. This scarcity is different from traditional fiat currency, which can be printed or minted in unlimited quantities. Bitcoin’s scarcity is also a fundamental aspect of its value as a store of wealth and a means of exchange.

In addition to its scarcity, Bitcoin is also unique in that it is the first and most well-known decentralized blockchain. A decentralized blockchain is a public ledger that is not controlled by any single entity, such as a government or financial institution. Instead, it is maintained by a network of individuals and organizations who contribute their computing power to validate transactions and add them to the blockchain.

This decentralization is achieved through the use of a consensus mechanism called “proof -of-work,” which allows the network to reach consensus on the state of the blockchain without the need for a central authority. It is believed that decentralization has several key advantages over centralized systems, such as increased security and resistance to censorship.

There has been no impact on the business by indirect exposures other than the fluctuation in the value of Bitcoin. There has been no direct impact from any counterparty, customer, custodian or other participant in the crypto asset market which has been decreed insolvent or bankrupt, assigned for the benefit of creditors or had a received appointed for them.

Our Business Strategy

In its Selmer, Tennessee location, DMINT has built its own data center, a mining facility of 15,000 square feet equipped with all the connectivity and resources needed to host mining servers, backed up with 20MW of electricity from the grid. DMINT’s operations team that is responsible for maintaining the service is a certified team for operating and repairing the types of minting computers in operation. The facility has the estimated capacity to host up to 5,000 miners (ASICs servers) and management believes that it can be scaled to this capacity within a year at a cost of approximately $10 million to be raised through debt and/or equity financing. The Company’s ability to purchase more computers is contingent on the Spin-Off Distribution and infusion of additional capital from the sale of Bitcoin, sale of the Company’s equity or debt, or the availability of credit for the purchase of additional mining computers.

Given the high levels of competition and the ever-increasing difficulty of Bitcoin mining, DMINT uses pools services, where a group of miners combine their resources to increase their chances of solving the mathematical problems and receiving rewards, thus making the business more profitable and sustainable.

The Company has no plans at this time to mine, invest or transact in crypto assets other than Bitcoin.

Mining Pool Participation:

DMINT utilizes the Foundry USA mining pool (“Foundry”), a U.S.-based, institutional-grade mining pool focused on security and reliability, as its sole mining pool. The operators are well-established entities in the digital asset mining industry.

Foundry aggregates the hashrate of all participants to increase the chances of successfully mining a block. Rewards are then distributed among participants based on their contributed computing power.

With Foundry, the proportion of the contributed computing power and the resulting Bitcoin rewards are calculated using the Full Pay Per Share (“FPPS”) payout methodology. FPPS includes all mining fees and transaction fee rewards. The FPPS payout is calculated based on the miner’s contributed hashrate of the total network mining fees divided by the total coinbase rewards of the past one day earned by Foundry.

Foundry is both SOC 2 Type 1, SOC 2 Type 2, and SOC 1 Type 2 accredited, and provides real-time data on all earned shares. We verify the accuracy of these calculations by comparing them against our own recorded hashrate and provide all data to our audit and accounting teams for annual review. Foundry charges a fee for its services which are calculated based on the amount of hashrate contributed by each participant and are deducted from the shared mining rewards.

100% of our total Bitcoin hashing power is contributed to Foundry. Foundry USA Pool pays out all pool members daily. Daily earnings are calculated from midnight-to-midnight UTC time, and then paid out the next day. The Company uses the Foundry auto-withdrawal function to move the bitcoin paid to us by Foundry to our Fireblocks wallet as soon as it is available.

Foundry Terms and Conditions of Service Summary:

The general service terms with Foundry includes terms related to the duration of the agreement, service levels, fees, and termination provisions. The terms of this service are provided below and filed as an exhibit to this Registration Statement.

Services Provided

a. Foundry uses its own system, through the Internet and other means to provide User with a digital currency mining Pool and other services/products that may be added based on the Pool site (“Service”). For the avoidance of doubt, the Pool and Service does not include wallet or custodial services from Foundry to User.

b. DMINT is responsible for preparing the necessary equipment and bear the expenses related to using such necessary equipment to participate in the Pool and Service.

c. DMINT authorizes Foundry to be fully responsible for disposal and distribution of the profit from the Service.

d. Foundry reserves the right to modify or interrupt the Service at any time without informing DMINT and without liability to DMINT or any third party not directly related.

Term and Termination

a. DMINT may terminate the Service Agreement at any time upon settlement of any pending transactions.

b. Further, Foundry may, at its sole discretion, limit, suspend or terminate DMINT’s access to the Pool and Service if:

i. User becomes subject to bankruptcy/insolvency proceedings,

ii. User’s liquidates, dissolves, terminates, or suspends its business,

iii. User breaches the Service Agreement, or

iv. User performs any act or omission that materially impacts its ability to adhere to the Service Agreement.

Risks of Asset Transfer

Transferring bitcoin from the pool operator to us involves risks such as potential cyber-attacks, technical failures, or operational errors by the pool operator. We mitigate these risks through the following strategies:

1.	Secure Wallet Infrastructure: DMINT utilizes highly secure, multi-signature wallet infrastructure provided by Fireblocks for receiving transfers from mining pools. This ensures that multiple authentications are required for transactions, reducing the risk of unauthorized access. These wallets are regularly updated and procedures reviewed to ensure security protocols.

2.	Regular Audits and Compliance Checks: DMINT conducts periodic audits of transactions and balances to ensure accuracy and detect any discrepancies in expected versus received rewards.

3.	DMINT will only engage with well-established and vetted mining pools that have a strong track record of security and reliability. Regular review of these Pools procedures and discussions with the operators will also ensure that mining pools comply with standard security protocols and best practices.

4.	Prior to entering into any agreement with a new mining pool, DMINT will perform due diligence before entering into agreements with new mining pools. This involves reviewing their security, audit, transfer, and compliance policies, as well as reviewing the historic accuracy and reputation of the pool.

5.	DMINT has a standard policy to transfer the bitcoin we earn from mining pools into its Fireblocks wallet as soon as it is received.

Bitcoin Halvening

The Bitcoin halving, also known as “halvening,” is a mechanism built into the Bitcoin protocol that reduces the number of newly minted Bitcoin awarded to miners for verifying transactions on the network. This mechanism is programmed to occur every 210,000 blocks, or roughly every four years, and it results in the reduction of the mining reward by 50%.

The halving also affects the overall supply and demand of Bitcoin. As the rate of new Bitcoins entering circulation slows down, the scarcity of Bitcoin increases which can drive the price up. This, in turn, can make mining profitable again even with the reduced rewards.

Further, the halving has a direct impact on the cost of mining. As the mining reward is halved, the cost of mining will increase as the miners will have to cover the costs of their operations with fewer Bitcoin. Miners will have to find ways to increase their revenues or decrease their costs to maintain profitability.

The next halving event is anticipated to occur in April 2024. This halving poses specific risks and challenges to our mining operations:

Post-halving, the amount of Bitcoin received as a reward for mining will decrease by 50%. This reduction directly impacts the revenue potential from mining activities. The next halving event will reduce the standard block reward from 6.25BTC to 3.125BTC, while the average rate of finding a new block remains unchanged at approximately 10 minutes. (https://coinmarketcap.com/halving/Bitcoin/)

The halving event could adversely affect the economics of our mining operations. The reduced rewards mean that the profitability of mining will depend more heavily on factors such as operational efficiency, electricity costs, and the market value of Bitcoin.

To mitigate these changes, we are investing in more energy-efficient mining hardware to reduce operational costs and maintain profitability even with reduced rewards.

While we are taking steps to mitigate the risks related to halving, there remains a risk of a material adverse effect on our business, financial condition, and operating results if the decrease in Bitcoin rewards significantly impacts our revenues.

Despite the short-term revenue impact of the halving, we believe that the reduction in new Bitcoin supply may positively affect Bitcoin’s price over the long term, which could offset the reduction in mining rewards.

We remain committed to adapting our business strategies in response to changes in the mining landscape and market conditions.

One-way miners can decrease costs is by investing in more efficient mining hardware and optimizing their operations to reduce energy consumption. As the mining difficulty increases and the mining reward decreases, the economics of mining may favor large-scale operations with access to low-cost energy.

Picture for example only. This is not the actual DMINT facility.

Master Equipment Finance Agreement

On November 29, 2021, OLB entered into a Master Equipment Finance Agreement (“MFA”) with VFS, LLC (“VFS”) in connection with the initial purchase of 100 mining computers. The MFA requires that OLB pay $24,837 per month to VFS for 36 months until March 2025. 100 mining computers have been pledged as collateral and, in the event of default by OLB, VFS has the option to take possession of all or a portion of the mining computers to satisfy any outstanding indebtedness. Following the Spin-Off Distribution, it is anticipated that the MFA will be assigned to DMINT.

Organization Chart

The Company is a wholly-owned subsidiary of OLB and is the sole owner of all outstanding shares of DMINT Real Estate Holdings, Inc. After the completion of the Spin-Off Distribution, neither entity will be a subsidiary of OLB. The following diagram depicts our organizational structure before and following the completion of the Spin-Off Distribution whereby DMINT Real Estate Holdings, Inc. is a wholly-owned subsidiary of DMINT, Inc. Only DMINT, Inc. and DMINT Real Estate Holdings, Inc. will be spun out from The OLB Group, Inc.

Before (all subsidiaries are 100% directly-owned unless otherwise indicated) and after with DMINT as a stand-alone parent and DMINT Real Estate Holdings, Inc. as its 100% directly-owned subsidiary:

The OLB Group, Inc.
OLB
Dmint, Inc.
Dmint Real-Estate Holdings, Inc.
eVance, Inc.
Crowd Ignition, Inc.
Cuentas-SDI, LLC.
80%
OLBit, Inc.
Crowd PayUS, Inc.
OmniSoft, Inc.
Securus365, Inc.

D Mint
bitcoin mining
Parent
D Mint
Real Estate Holdings

Government Regulations

Blockchain and cryptocurrency regulations are in a nascent state with agencies investigating businesses and their practices, gathering information, and generally trying to understand the risks and uncertainties in order to protect investors in these businesses and in cryptocurrencies generally. Bitcoin mining operations, such as those conducted by the Company, are more fully developed, but may change as new conditions arise.

Within the U.S., government regulation of blockchain and cryptocurrency is under review with a number of government agencies, including the Securities and Exchange Commission (SEC), the Commodity Futures Trading Commission (CFTC), the Federal Trade Commission and the Financial Crimes Enforcement Network (FinCEN) of the U.S. Department of the Treasury. State government regulations also may apply to certain activities such as cryptocurrency exchanges (NY’s BitLicense), state level banking and money transmission regulations, and other activities. Other bodies which may have an interest in regulating or investigating companies engaged in the blockchain or cryptocurrency business include the national securities exchanges and the Financial Industry Regulatory Authority (FINRA). Various bills have also been proposed in Congress for adoption related to our business which may be adopted and have an impact on us. The offer and sale of digital assets in initial coin offerings, which is not an activity we expect to pursue, has been a central focus of recent regulatory inquiries.

As the regulatory and legal environment evolves within the U.S., the Company may in its mining activities become subject to new laws, and further regulation by these or other agencies. For example, the state of New York has partially banned Bitcoin mining that uses certain power types and has proposed moratoriums on these activities in the past. By contrast, the States of Texas has presented bills to support the industry for using expendable natural gas wells but also requires miners utilizing over 75MW of power to register with Public Utilities Commission (PUC)

On November 16, 2018, the SEC issued a Statement on Digital Asset Securities Issuance and Trading, in which it emphasized that market participants must still adhere to the SEC’s well-established and well-functioning federal securities law framework when dealing with technological innovations, regardless of whether the securities are issued in certificated form or using new technologies, such as blockchain. This position was further confirmed through statements from Chair Gensler on December 15, 2023 “Existing laws and regulations apply to the crypto securities markets.”

Legal Proceedings

From time to time we may be involved in claims and legal actions that arise in the ordinary course of business. We do not believe that the ultimate resolution of any of these actions, individually or in the aggregate, will have a material adverse effect on our financial position, results of operations, liquidity or capital resources.

The Company is currently in a contract dispute with a contractor. The Company has paid $100,000 to the contractor for work completed and materials provided and returned materials to offset the potential liability of approximately $444,000. The Company has recorded just over $315,000 in accounts payable related to the matter. The matter continues to be in discovery; however, the parties continue to discuss settlement. The parties are working on a payment schedule but have been unable to agree on terms to date.

Employees

As of September 30, 2023, we had overall staff of five full-time employees and one part-time employee serving as the chief executive officer and interim chief financial officer. Our risk, compliance, underwriting and analyst’s accounting and customer service functions are performed with the assistance from our parent company, OLB. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

Description of Property

We currently own land and a building of approximately 15,000 square feet in Selmer, Tennessee where we operate our mining computers. We share office space rented by OLB as our corporate office.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information concerning our executive officers and directors and their ages of the date of this prospectus:

Name	Age	Position(s)
Ronny Yakov	65	Chief Executive Officer, Interim Chief Financial Officer and Chairman of the Board of Directors
Tom Fontanilla	45	Chief Operating Officer

Ronny Yakov is currently the Interim Chief Executive Officer, Interim Chief Financial Officer and Chairman of the Board of Directors and will continue in the interim positions until a full-time chief executive officer and chief financial officer is found. Mr. Yakov has over 25 years of experience of concept-to-print, software and e-commerce marketing experience with Fortune 500 and 1,000 companies and a proven track record of helping clients adapt their businesses to technological developments. He currently serves as Chairman of the Board, Chief Executive Officer and President of The OLB Group, Inc. where he has served since 2004. In 1996, Mr. Yakov entered into the electronic mail-order catalog business with Playboy Enterprises, creating and hosting two e-commerce sites: Critics’ Choice Video and Collectors’ Choice Music. Other significant accomplishments of Mr. Yakov have included establishing an AT&T wholesale e-commerce platform for 180,000 employees and working with high-profile clients such as Disney, Cisco Systems, Pfizer, Motorola, and Microsoft, among many others. Mr. Yakov also developed and maintains a complex extranet/intranet infrastructure that allows Doremus, an Omnicom Communication subsidiary, to provide its advertising services to 50 of the top financial institutions on a real-time basis.

Thomas Fontanilla is Chief Operating Officer of the Company. Mr. Fontanilla has served as Chief Operating Officer since 2023. Prior to that, he served as Chief Crypto Mining Engineer since 2021. He also currently serves as Senior Information Technology Engineer of T&L Group, Ltd., an information technology consulting firm in New York, where he has been since 2020 and Director of Information Technology with Cherry Group Co. LTD, a large manufacturer specializing in the import and export of garments, where he has been since 2013. Previously, from 2009 to 2013, he served as a Network Engineer of the Capacity Group, a specialty insurance and financial services business. From 2007 until 2009, Mr. Fontanilla served as Network Administrator for Credit Risk Monitor Inc., a financial services company. He holds a MS in Information Technology and Computer Services from Southern New Hampshire University and a BS in Computer Information Systems from University of Phoenix following courses at Mercy University.

None of our directors or officers are related to each other. There are no arrangements or understandings with any of our principal stockholders, customers, suppliers, or any other person, pursuant to which any of our directors or executive officers were appointed.

No officer or director has, during the past five years, been involved in (a) any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, (b) any conviction in a criminal proceeding or being subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), (c) any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities or (d) a finding by a court of competent jurisdiction (in a civil action), the Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Director Independence

Our Board of Directors may establish the authorized number of directors from time to time by resolution. Our Board of Directors is currently comprised of one member. Prior to the completion of the Spin-Off Distribution, we will appoint three (3) independent directors to the Board of Directors, each of whom stand for reelection annually by our stockholders.

We have applied to list our common stock on the NASDAQ Capital Market. The listing rules of this stock exchange generally require that a majority of the members of a listed company’s board of directors, and each member of a listed company’s audit, compensation and nominating and corporate governance committees, be independent. Our Board of Directors has determined that [          ,          , and          ] do  not have any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and such directors are “independent” as that term is defined under the rules of the stock market.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act, subject to the transition rule that is applicable to a newly public company. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the Board of Directors, or any other board committee accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries; or be an affiliated person of the listed company or any of its subsidiaries.

Role of the Board of Directors in Risk Oversight

The Board of Directors is responsible for assessing the risks facing our company and considers risk in every business decision and as part of our business strategy. The Board of Directors recognizes that it is neither possible nor prudent to eliminate all risk, and that strategic and appropriate risk-taking is essential for us to compete in our industry and in the global market and to achieve our growth and profitability objectives. Effective risk oversight, therefore, is an important priority of the Board of Directors.

While the Board of Directors oversees our risk management, management is responsible for day -to-day risk management processes. Our Board of Directors expects management to consider risk and risk management in each business decision, to proactively develop and monitor risk management strategies and processes for day-to-day activities and to effectively implement risk management strategies that are adopted by the Board of Directors. The Board of Directors expects to review and adjust our risk management strategies at regular intervals following the completion of the offering, or as needed.

Code of Business Conduct

Our Board of Directors has adopted a code of business conduct and ethics, the “Code of Business Conduct,” to ensure that our business is conducted in a consistently legal and ethical manner. Our policies and procedures cover all major areas of professional conduct, including employee policies, conflicts of interest, protection of confidential information, and compliance with applicable laws and regulations. The Code of Business Conduct is available at our website at www.dmint.com. The reference to our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus. We intend to disclose future amendments to certain provisions of our code of conduct, or waivers of these provisions, on our website or in public filings.

Board Committees

Upon completion of the Spin-Off Distribution, our Board of Directors will appoint an Audit Committee, Compensation Committee and a Nominating and Corporate Committee, and will adopt charters for each of these committees.

Audit Committee

Upon the completion of the Spin-Off Distribution, the Audit Committee will consist of [ , and ,] with [   ] serving as Chairman. The Audit Committee will assist the Board of Directors in discharging its responsibilities relating to the financial management of our Company and oversight of our accounting and financial reporting, our independent registered public accounting firm and their audits, our internal financial controls and the continuous improvement of our financial policies and practices. In addition, the Audit Committee will be responsible for reviewing and discussing with management our policies with respect to risk assessment and risk management. The responsibilities of the Audit Committee, which will be set forth in its charter, will include:

●	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

●	pre-approving audit and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

●	reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures;

●	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

●	establishing policies and procedures for the receipt and retention of accounting-related complaints, whistleblowers, and concerns; and

●	reviewing and approving any related party transactions.

The expected composition of our Audit Committee will comply with all applicable requirements of the SEC and the listing requirements of the Nasdaq Capital Market. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee

Upon the completion of the Spin-Off Distribution, the Compensation Committee will consist of, and, with serving as Chairman. The Compensation Committee will assist the Board of Directors in setting and maintaining the Company’s compensation philosophy and in discharging its responsibilities relating to executive and other human resources hiring, assessment and compensation, and succession planning. The responsibilities of the Compensation Committee, which will be set forth in its charter, include:

●	reviewing and approving corporate goals and objectives relevant to compensation of our chief executive officer;

●	evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining the compensation of our chief executive officer;

●	determining the compensation of all our other officers and reviewing periodically the aggregate amount of compensation payable to such officers;

●	overseeing and making recommendations to the Board of Directors with respect to our incentive -based compensation and equity plans; and

●	reviewing and making recommendations to the Board of Directors with respect to director compensation.

The expected composition of our Compensation Committee will comply with all applicable requirements of the SEC and the listing requirements of the Nasdaq Capital Market. We intend to comply with future requirements to the extent they become applicable to us.

Nominating and Corporate Governance Committee

Upon the completion of the Spin-Off, the Nominating and Corporate Governance Committee will consist of          , and          , with serving as Chairman. The responsibilities of the Nominating and Corporate Governance Committee, which will be set forth in its charter, will include:

●	making recommendations to the Board of Directors regarding the size and composition of the Board of Directors;

●	recommending qualified individuals as nominees for election as directors;

●	reviewing the appropriate skills and characteristics required of director nominees;

●	establishing and administering a periodic assessment procedure relating to the performance of the Board of Directors as a whole and its individual members; and

●	periodically reviewing the corporate governance guidelines and supervising the management representative charged with implementing the Company’s corporate governance procedures.

The expected composition of our Nominating and Corporate Governance Committee will comply with all applicable requirements of the SEC and the listing requirements of the Nasdaq Capital Market. We intend to comply with future requirements to the extent they become applicable to us.

Compensation Committee Interlocks and Insider Participation

None of the expected members of the Compensation Committee will or was at any time been an officer or employee. None of our executive officers serve or in the past fiscal year has served as a member of the Board of Directors or Compensation Committee of any other entity that has one or more executive officers serving as a member of our Board of Directors or expected to serve on the Compensation Committee.

EXECUTIVE COMPENSATION

Summary Compensation Table

Prior to the Spin-Off, executive compensation was paid by OLB, our parent company. After the spinout Ronny will continue to be the Chief Executive Officer of OLB and will devote only a portion of his business time to the operations of the company as interim Chief Executive and Chief Financial Officer until a permanent chief executive officer and chief financial officer can be found. Our management will be paid as follows: $1.00 per year for Ronny Yakov, $135,000 per year for Thomas Fontanilla. See the Annual Report on Form 10-K for OLB, filed on April 15, 2024, for the total compensation paid to Mr. Yakov by OLB in 2022 and 2023.

Employment Agreements

Currently, there are no employment agreements in place.

Outstanding Equity Awards at Fiscal Year-End

As of December 31, 2023, there were no equity awards outstanding.

Director Compensation

Our directors do not receive fixed compensation for their services as directors. Directors are reimbursed for their reasonable out- of-pocket expenses incurred in connection with their duties.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AFTER THE SPIN-OFF DISTRIBUTION

The following table sets forth certain information regarding the beneficial ownership of our voting stock as a result of the Spin-Off Distribution by each person or entity known by us to be the beneficial owner of more than 5% of the outstanding shares of our common shares, each of our directors and executive officers, and all of our directors and executive officers and 5% holders as a group. All of our shareholders, including the shareholders listed in this table, are entitled to one vote for each common share held.

Except as otherwise noted below, we based the share amounts on each person’s beneficial ownership of OLB common stock and Series A Preferred Stock on           , 2023, giving effect to a Spin-Off Distribution at the distribution ratio of one DMINT common share every           shares of OLB common stock and _____ shares of Series A Preferred Stock held by such person. As of           , 2023, OLB had approximately           shares of common stock outstanding and 1,021 shares of Series A Preferred Stock. Information for certain holders is based on their latest filings with the Securities and Exchange Commission with respect to OLB common stock or information delivered to us.

	Shares of Common Beneficially Stock	Percent of Common Stock Beneficially Owned After Spin-Off
Name of Beneficial Owner	Owned(1)**	Distribution(1)**
Principal Owners
%

Directors and Officers
Ronny Yakov(3)			%
All directors and executive officers as a group (2 persons)			%

*	Less than 1%.

**	Under SEC rules, beneficial ownership includes shares over which the individual or entity has voting or investment power and any shares which the individual or entity has the right to acquire within sixty days.

(1)	Percentage ownership is based on [____] shares of our common stock outstanding prior to the Spin Off Distribution and [ ] shares of our common stock outstanding after the Spin Off Distribution.

TAX CONSIDERATIONS

General

The following is a summary of the material United States federal income tax considerations applicable to the receipt of common shares in connection with the Spin-Off Distribution. The following discussion of United States federal income tax matters is based on the Internal Revenue Code of 1986, as amended (the “Code”), judicial decisions, administrative pronouncements, and existing and proposed regulations issued by the United States Department of the Treasury, or the Treasury Regulations, all as of the date of this prospectus, and all of which are subject to change, possibly with retroactive effect. We have not sought, and do not intend to seek, any ruling from the Internal Revenue Service (“IRS”), with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

As used herein, the term “U.S. Holder” means a beneficial owner of DMINT common shares that is a United States citizen or resident, United States corporation or other United States entity taxable as a corporation, an estate the income of which is subject to United States federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or the trust has in effect a valid election to be treated as a United States person. As used herein, a “Non-U.S. Holder is any beneficial owner of DMINT common shares that is neither a U.S. Holder nor a partnership for U.S. federal income tax purposes.

This discussion does not address the tax consequences to any particular investor or to persons subject to special tax rules such as dealers in securities, investors whose functional currency is not the United States dollar and investors that own, actually or under applicable constructive ownership rules, 10% or more of our common shares, may be subject to special rules. This discussion deals only with holders who hold DMINT common shares as a capital asset. You are urged to consult your own tax advisors concerning the overall tax consequences of the receipt of DMINT common shares in the Spin-Off Distribution.

If a partnership holds DMINT common shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. If you are a partner in a partnership holding our common shares, you are encouraged to consult your tax advisor.

U.S. Federal Income Tax Treatment of the Spin-Off Distribution

Generally, any cash and the fair market value of property, such as DMINT common shares, that is distributed by a corporation to its shareholders will be treated as a distribution in respect of their stock for tax purposes, as described below. Therefore, a portion of the Spin-Off Distribution may be treated as a taxable dividend to the holders of OLB common stock and, as described below, the number of DMINT common shares otherwise distributable may be reduced in respect of U.S. federal income tax withholding, and U.S. federal backup withholding may apply if certain certification requirements are not met.

However, under Section 355 of the Code, a company may undergo a corporate division, such as the Spin-Off Distribution, and distribute stock of a controlled corporation, such as DMINT when it was wholly-owned by OLB, on a tax-free basis if both the distributing and controlled corporations are treated as having been engaged in the conduct of an active trade or business for the prior five years and certain other requirements are met.

DMINT and OLB do not believe that both DMINT and OLB are able to satisfy all of the requirements imposed by Section 355 of the Code to treat the Spin-Off Distribution as a tax-free corporate division for U.S. federal income tax purposes. Therefore, it is not expected that the Spin-Off Distribution will qualify as a tax-free corporate division for U.S. federal income tax purposes. The remainder of this discussion will assume that the Spin-Off Distribution will not qualify as a tax-free corporate division for U.S. federal income tax purposes.

Tax Consequences to U.S. Holders

U.S. Holders that receive DMINT common shares and cash in lieu of fractional shares in the Spin-Off Distribution will be treated as receiving a distribution from OLB in respect of their OLB stock. Any cash and the fair market value of property, including DMINT common shares distributed, will be treated as a dividend to the extent of OLB’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles. OLB expects that, as of the date of the Spin-Off Distribution, it will have a significant amount of current or accumulated earnings and profits for U.S. federal income tax purposes, although there is no certainty that this will be the case. To the extent that the cash and fair market value of property distributed in the Spin-Off Distribution exceeds such accumulated earnings or profits, for a U.S. Holder of OLB’s common stock, any cash and the fair market value of property distributed will be treated first as a non-taxable return of capital dollar-for-dollar until such holder’s adjusted tax basis in its OLB stock is $0, and thereafter as capital gain. In addition, such U.S. Holders’ basis in the DMINT common shares received in the Spin-Off Distribution will be equal to the fair market value as of the date of distribution of such shares. U.S. Holders should consult their personal tax advisor regarding the U.S. federal income tax consequences of the Spin-Off Distribution to them.

Tax Consequences to Non-U.S. Holders

The tax treatment of the Spin-Off Distribution to Non-U.S. Holders generally will correspond to the tax treatment of the Spin-Off Distribution to U.S. Holders described above. Therefore, Non-U.S. Holders that receive DMINT common shares and cash in lieu of fractional shares in the Spin-Off Distribution will be treated as receiving a distribution from OLB in respect of their OLB stock. Any cash and the fair market value of property, including DMINT common shares distributed, will be treated as a dividend to the extent of OLB’s current and accumulated earnings and profits, as determined under U.S. federal income tax principles. OLB expects that, as of the date of the Spin-Off Distribution, it will have a significant amount of current or accumulated earnings and profits for U.S. federal income tax purposes, although there is no certainty that this will be the case. To the extent that the cash and fair market value of property distributed in the Spin-Off Distribution exceeds such accumulated earnings or profits, for a Non-U.S. Holder of OLB’s common stock, any cash and the fair market value of property distributed will be treated first as a non-taxable return of capital dollar-for-dollar until such holder’s adjusted tax basis in its OLB stock is $0, and thereafter as capital gain.

Accordingly, it is anticipated that Non-U.S. holders generally will be subject to U.S. federal withholding tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on all or a portion of this distribution. Even if a Non-U.S. Holder is eligible for a lower treaty rate, dividend payments will generally be subject to withholding at a 30% rate (rather than the lower treaty rate) unless the Non-U.S. Holder provides a valid IRS Form W-8BEN or W-8BEN-E (or applicable successor form) certifying such holder’s qualification for the reduced rate. If a Non-U.S. Holder holds the stock through a financial institution or other intermediary, the Non-U.S. Holder will be required to provide appropriate documentation to the intermediary, which then will be required to provide certification to the applicable withholding agent, either directly or through other intermediaries. Non-U.S. Holders who do not timely provide the applicable withholding agent with the required certification, but who qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Subject to the discussions below regarding backup withholding, if the DMINT common shares distributed to a Non-U.S. Holder in the Spin-Off Distribution are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from U.S. federal withholding tax. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI (or applicable successor form), certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States. If the DMINT common shares received by a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States), the fair market value on the date of the Spin-Off Distribution of the DMINT common shares distributed (including any DMINT common shares withheld in respect of U.S. federal withholding tax) generally will be subject to U.S. federal income tax on a net income basis in the same manner as if such holder were a U.S. Holder. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) of all or a portion of its effectively connected earnings and profits for the taxable year.

Any withholding tax with respect to the Spin-Off Distribution must be remitted in cash to the IRS. A Non-U.S. Holder’s broker or other applicable withholding agent may obtain the funds necessary to remit such withholding tax by selling (on the non-U.S. holder’s behalf) DMINT common shares that such Non-U.S. Holder would otherwise receive in the Spin-Off Distribution. Such holder may bear brokerage or other costs for this withholding procedure. A Non-U.S. Holder may seek a refund from the IRS of any amounts withheld if it is subsequently determined that the amounts withheld exceeded the holder’s U.S. tax liability for the year in which the Spin-Off Distribution occurred.

Each Non-U.S. Holder should consult its tax advisor regarding its entitlement to benefits and the various rules under applicable tax treaties.

Tax Consequences to OLB

As described above under “U.S. Federal Income Tax Treatment of the Spin-Off Distribution”, it is not expected that the Spin-Off Distribution will qualify as a tax-free corporate division for U.S. federal income tax purposes. Accordingly, OLB is expected to recognize taxable gain in connection with the Spin-Off Distribution in an amount equal to the excess of the fair market value of the DMINT common shares held by it immediately before the Spin-off Distribution over its adjusted basis in such DMINT common shares.

Backup Withholding and Information Reporting

In general, the fair market value of the DMINT common shares received by U.S. Holders in the Spin-Off Distribution will be reported to the IRS unless the holder is an exempt recipient. Backup withholding may apply unless the U.S. Holder (1) is an exempt recipient or (2) provides a certificate (generally on an IRS Form W- 9) containing the holder’s name, address, correct federal taxpayer identification number and a statement that the holder is a U.S. person and is not subject to backup withholding.

Any backup withholding tax with respect to the Spin-Off Distribution must be remitted in cash to the IRS. A U.S. Holder’s broker or other applicable withholding agent may obtain the funds necessary to remit such withholding tax by selling (on the U.S. holder’s behalf) DMINT common shares that such U.S. Holder would otherwise receive in the Spin-Off Distribution. Such holder may bear brokerage or other costs for this withholding procedure.

A Non-U.S. Holder will not be subject to backup withholding with respect to the DMINT common shares received in the Spin-Off Distribution, provided the holder certifies its non-U.S. status, such as by providing a valid IRS Form W-8BEN or W-8ECI or W-8BEN-E, or otherwise establishes an exemption. However, information returns will be filed with the IRS in connection with the DMINT common shares received by a Non-U.S. Holder in the Spin-Off Distribution, regardless of whether any tax was actually withheld. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act (FATCA)

Sections 1471 to 1474 of the Code, Treasury Regulations issued thereunder and related official IRS guidance, commonly referred to as FATCA, generally impose a U.S. federal withholding tax of 30% on dividends paid to a “foreign financial institution” (as defined under FATCA, and which may include banks, traditional financial institutions, investment funds, and certain holding companies), unless such institution enters into an agreement with the U.S. Department of the Treasury to, among other things, identify accounts held by certain “specified United States persons” or “United States-owned foreign entities” (each as defined under FATCA), report annually substantial information about such accounts, and withhold on certain payments to non-compliant foreign financial institutions and certain other account holders. FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends paid to a “non-financial foreign entity” (as specially defined under FATCA), unless such entity provides identifying information regarding each of its direct or indirect “substantial United States owners” (as defined under FATCA), certifies that it does not have any substantial United States owners, or otherwise establishes an exemption. Accordingly, the institution or entity through which common stock is held will affect the determination of whether such withholding is required.

The withholding obligations under FATCA generally apply to dividends. Such withholding will apply regardless of whether the beneficial owner of the payment otherwise would be exempt from withholding pursuant to an applicable tax treaty with the United States, the Code, or other exemptions described above. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes.

Under proposed regulations, FATCA withholding on payments of gross proceeds has been eliminated. These proposed regulations are subject to change.

An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this section. Prospective investors are encouraged to consult with their own tax advisors regarding the application of FATCA withholding to the Spin-Off Distribution and their ownership of OLB common stock and DMINT common shares.

THE FOREGOING IS A SUMMARY OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE SPIN-OFF DISTRIBUTION TO HOLDERS OF OLB COMMON STOCK UNDER CURRENT LAW. THE FOREGOING DOES NOT PURPORT TO ADDRESS ALL U.S. FEDERAL INCOME TAX CONSEQUENCES OR TAX CONSEQUENCES THAT MAY ARISE UNDER THE TAX LAWS OR THAT MAY APPLY TO PARTICULAR CATEGORIES OF HOLDERS. EACH HOLDER OF OLB COMMON STOCK SHOULD CONSULT ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE SPIN-OFF DISTRIBUTION TO SUCH HOLDER, INCLUDING THE APPLICATION OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS, AND THE EFFECT OF POSSIBLE CHANGES IN TAX LAWS THAT MAY AFFECT THE TAX CONSEQUENCES DESCRIBED ABOVE.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since inception the cost of the Company’s operations has been solely funded by The OLB Group, Inc., and its subsidiaries.

During the year ended December 31, 2023 the Company received $3,410,912 in funding from related parties and made repayments of $888,277. During the year ended December 31, 2022, the Company received $4,693,804 in funding from related parties and made repayments of $106,810. As of December 31, 2023 and 2022, the total amount due to related parties was $22,278,143 and $19,755,509, respectively.

On July 30, 2021, The OLB Group, Inc. purchased 100 shares of the Company’s common stock for $100 to initially capitalize the Company.

On December 22, 2023, OLB and DMINT entered into a Shared Services Agreement (the “SSA”) whereby OLB provides financial and accounting services and tax related services to DMINT (the “Services”). Pursuant to the SSA, DMINT agrees to pay to OLB for the Services on a cost plus 5%, on a quarterly basis.

As of ___________, DMINT has outstanding liabilities of $_____ related to the Services performed by OLB under the SSA. In connection with the Spin Off Distribution, the liabilities will be converted into additional paid in capital without additional issuance of stock to OLB.

Other than the SSA, DMINT has not entered into any agreements with OLB, such as a separation agreement or transition services agreement, that will govern the relationship between DMINT and OLB after the Spin-Off Distribution. It is anticipated that the SSA will continue to govern the relationship until DMINT establishes enough working capital from the mining business, capital is raised by the sale of equity or it obtains a working capital credit facility.

Statement of Policy

All future transactions between us and our officers, directors or five percent stockholders, and respective affiliates will be on terms no less favorable than could be obtained from unaffiliated third parties and will be approved by a majority of our independent directors who do not have an interest in the transactions and who had access, at our expense, to our legal counsel or independent legal counsel.

To the best of our knowledge, during the past three fiscal years, other than as set forth above, there were no material transactions, or series of similar transactions, or any currently proposed transactions, or series of similar transactions, to which we were or are to be a party, in which the amount involved exceeds $120,000, and in which any director or executive officer, or any security holder who is known by us to own of record or beneficially more than 5% of any class of our common stock, or any member of the immediate family of any of the foregoing persons, has an interest (other than compensation to our officers and directors in the ordinary course of business).

DESCRIPTION OF CAPITAL STOCK

General

Our certificate of incorporation authorizes the issuance of up to 1,000,000 shares of common stock, par value $0.0001 per share and 100,000 shares of blank check Preferred Stock. As of the date of the Spin Off Distribution, we will have ________________00 shares of common stock issued and outstanding, and no shares of preferred stock issued and outstanding. Our shares of common stock are held of record by approximately ______________ stockholders.

Common Stock

Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. An election of directors by our stockholders is determined by a plurality of the votes cast by the stockholders entitled to vote on the election. Other matters (other than those that the DGCL requires the affirmative vote of a majority of the outstanding share of the Company) are decided by the affirmative vote of a majority in votes cast by the stockholders on such matter.

In the event of our liquidation or dissolution, the holders of common stock are entitled to receive proportionately all assets available for distribution to stockholders after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Preferred Stock

Our certificate of incorporation authorizes the issuance of 100,000 shares of blank check preferred stock with such designation, rights and preferences as may be determined from time to time by our board of directors. No shares of preferred stock are currently issued or outstanding. Accordingly, our board of directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, redemption, voting or other rights which could adversely affect the voting power or other rights of the holders of common stock. We may issue some or all of the preferred stock to effect a business transaction. In addition, the preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of us.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Transfer Online, Inc., 317 SW Alder Street, 2nd Floor Portland, OR 97204. Their telephone number is (503) 227-2950.

Delaware Law and Certain Charter and By-Law Provisions

Delaware Anti-Takeover Law. We are not subject to Section 203 of the Delaware General Corporation Law. Section 203 generally prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless certain requirements are met:

Elimination of Monetary Liability for Officers and Directors

Our certificate of incorporation incorporates certain provisions permitted under the Delaware General Corporation Law relating to the liability of Officers and directors. The provisions eliminate a director’s and Officer’s liability for monetary damages for a breach of fiduciary duty, including gross negligence, except in circumstances involving certain wrongful acts, such as the breach of director’s duty of loyalty or acts or omissions, which involve intentional misconduct or a knowing violation of law. These provisions do not eliminate a director’s and Officer’s duty of care. Moreover, these provisions do not apply to claims against a director and Officer for certain violations of law, including knowing violations of federal securities law. Our certificate of incorporation also contains provisions to indemnify the directors, officers, employees or other agents to the fullest extent permitted by the Delaware General Corporation Law. We believe that these provisions will assist us in attracting and retaining qualified individual to serve as directors.

Indemnification of Officers and Directors

Our certificate of incorporation also contains provisions to indemnify the directors, officers, employees or other agents to the fullest extent permitted by the Delaware General Corporation Law. These provisions may have the practical effect in certain cases of eliminating the ability of stockholders to collect monetary damages from directors. We are also a party to indemnification agreements with each of our directors. We believe that these provisions will assist us in attracting or retaining qualified individuals to serve as our directors.

Disclosure of Commission Position on Indemnification for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Sales of restricted shares under Rule 144 held by our affiliates are also subject to requirements regarding the manner of sale, notice and the availability of current public information about us. Rule 144 also provides that affiliates relying on Rule 144 to sell shares of our common stock that are not restricted shares must nonetheless comply with the same restrictions applicable to restricted shares, other than the holding period requirement. Notwithstanding the availability of Rule 144, the holders of [ ] of our restricted shares have entered into lock-up agreements as described below and their restricted shares will become eligible for sale at the expiration of the restrictions set forth in those agreements.

Equity Incentive Plans

We intend to file registration statements on Form S-8 under the Securities Act after the closing of the Spin Off Distribution to register the shares of our common stock that are issuable pursuant to our 2023 Equity Incentive Plan. The registration statement is expected to be filed and become effective as soon as practicable after the completion of the Spin Off Distribution, but in no event prior to the six months after the date of this prospectus. Accordingly, shares registered under the registration statements will be available for sale in the open market following their effective dates, subject to Rule 144 volume limitations and the lock -up arrangement described above, if applicable.

SHARES ELIGIBLE FOR FUTURE SALE

Our common shares being distributed in the Spin-Off Distribution will be freely transferable, except for common shares held by persons that are our “affiliates” as defined in the rules under the Securities Act of 1933. Affiliates are individuals or entities that control, are controlled by or are under common control with us, and may include our officers, directors and principal shareholders. Common shares held by affiliates may only be sold pursuant to an effective registration statement under the Securities Act of 1933 or Rule 144 under the Securities Act of 1933. We cannot predict whether substantial amounts of our common shares will be sold in the open market following the Spin-Off Distribution. Sales of substantial amounts of our common shares in the public market, or the perception that substantial sales may occur, could lower the market price for our common shares.

PLAN OF DISTRIBUTION

Our common shares will be distributed by OLB by the declaration and issuance of a distribution to holders of OLB’s common stock. The Spin-Off Distribution is conditioned on, among other things, the approval of OLB’s Board of Directors and obtaining various regulatory and third-party consents and approvals, including the approval of our request for our common shares to be listed on Nasdaq and the effectiveness of the registration statement of which this prospectus forms a part. As of the date of this prospectus, OLB has 18,092,883 shares of common stock outstanding and 1,021 shares of Series A Preferred Stock outstanding (convertible into approximately 113,413 shares of common stock). The distribution of the DMINT shares will be done on a pro rata basis, which shall include the Series A Preferred Stock on an as converted basis. OLB may sell additional shares of common stock and it may have a greater number of shares outstanding on the Spin-Off Distribution record date; but we do not expect the distribution ratio to change if this occurs.

The Spin-Off Distribution is not being underwritten by an investment bank or otherwise. The purpose of the Spin- Off Distribution is described in the section of this prospectus entitled “Business – Background and Purpose of the Spin- Off Distribution”. OLB will pay any fees or other expenses incurred in connection with the Spin-Off Distribution and the application for the listing of our common shares on the Nasdaq Capital Market. We anticipate the aggregate fees and expenses in connection with the Spin-Off Distribution to be approximately $          .

EXPERTS

The financial statements as of December 31, 2023 and 2022 and for the years then ended, which are included in this prospectus, have been included herein in reliance upon the report of Mac Accounting Group & CPAs, LLC, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of Mac Accounting Group & CPAs, LLC as experts in accounting and auditing.

LEGAL MATTERS

Ellenoff Grossman & Schole LLP, New York, New York, will pass upon the validity of the securities offered hereby.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement is this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov. We also maintain a website at http://www.dmint.com/. You may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

DMINT, Inc. and Subsidiary

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

DMINT, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of DMINT, Inc. and subsidiary as of December 31, 2023 and 2022, and the related statements of operations, changes in shareholder’s deficit, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of DMINT, Inc. as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the then ended, in conformity accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to DMINT, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. DMINT, Inc. is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Property and Equipment (Note 2 and Note 5)

During the year ended December 31, 2023 the Company incurred significant costs related to the build out of their bitcoin mining warehouse and an audit risk was identified related to the value and recoverability of their assets. Significant audit effort was required to ensure the property and equipment was recorded properly, that depreciation expense was reasonable, and that asset values were recoverable.

During our audit we had to obtain sufficient corroborating evidence regarding the timing of asset receipt and the assets existence at the reporting date. We also had to recalculate all depreciation amounts and complete a detailed impairment analysis which required auditor subjectivity. We ensured the Company’s property and equipment was reasonably stated at its recoverable value and ensured the disclosures for such were accurate.

Bitcoin Mining Transactions (Note 2 and Note 7)

The Company’s operations and activities include bitcoin mining and the exchange of bitcoin for U.S. dollars and such transactions have inherent audit complexities associated with them. The Company has entered into a third-party subscription agreement to monitor their bitcoin activity and has entered into a digital asset mining pool contract with a third-party to provide computing power in exchange for earning bitcoin. The Company has used significant judgment to determine its accounting for its bitcoin mining revenue and it took significant time, effort, and subjectivity during our audit to ensure revenue and exchange transactions were properly stated. Additionally, the Company has to complete a detailed impairment analysis annually to ensure bitcoin amounts are recoverable. The bitcoin impairment analysis can require judgment, subjectivity, and estimates on behalf of management and the auditor and there can be substantial time involved for the bitcoin impairment analysis.

In order to test the Company’s recognition of revenue we obtained a detailed understanding of the Company’s operations and its third party-contracts and arrangements. We evaluated the Company’s compliance with accounting standards and we completed detailed testing to ensure we could rely on third party reports. We corroborated recorded transactions with data recorded on public blockchain networks and we independently calculated the value of bitcoin received to ensure recorded revenue amounts were reasonable. We also independently calculated the gain/loss on all exchanges of bitcoin for U.S. dollars to ensure amounts were accurately recorded in accordance with the Company’s policies and procedures. Lastly, we completed a detailed review of the Company’s bitcoin impairment analysis and ensured all, including fair values used, were reasonable based on market conditions as of December 31, 2023. We ensured all bitcoin transactions and balances were reasonably recorded and ensured the Company’s disclosures in their financial statements regarding such were adequate.

Intangible Assets Impairment (Note 2 and Note 6)

The Company evaluates for impairment of intangible assets subject to amortization by first evaluating for impairment indicators, which requires significant judgment, and then by completing a recoverability test to compare the carrying value of each asset with the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the assets, which can depend on estimates and assumptions. If the carrying amount is in excess of the undiscounted cash flows the Company calculates a fair value for the asset, which can also be based on subjectivity, estimates, and judgments, and ensures the carrying amount is not in excess of its fair value.

During our audit we noted an intangible asset balance and related disclosures that were material to the financial statements. In order to test the Company’s intangible asset for impairment, we had to analyze the intangible asset and use significant auditor judgment and subjectivity to review impairment indicators based on Company operations and the nature of the intangible asset, review undiscounted cash flow amounts where we noted no significant amounts that were necessary to test, and had to test fair value amounts by obtaining third party market data, which required significant audit effort.

/s/ Mac Accounting Group & CPAs, LLP

We have served as DMINT, Inc's auditor since 2023.

Midvale, Utah

April 19, 2024

DMINT, Inc. and Subsidiary

CONSOLIDATED BALANCE SHEETS

	December 31, 2023	December 31, 2022
ASSETS
Current Assets:
Cash	$645	$17,147
Prepaids	98,839	856,458
Other receivables	398,983	509,264
Investment in equity securities	273,662	250,000
Other current assets	312,103	512,232
Total Current Assets	1,084,232	2,145,101

Other Assets:
Intangible assets, net	3,412,464	3,862,460
Property and equipment, net	5,796,857	6,982,463
Operating lease right-of-use assets	—	174,090
Total Other Assets	9,209,321	11,019,013

Total Assets	$10,293,553	$13,164,114

LIABILITIES AND SHAREHOLDER DEFICIT
Current Liabilities:
Account payable	$505,266	$26,475
Due to related parties	22,278,143	19,755,509
Operating lease liability – current portion	—	42,255
Total Current Liabilities	22,783,409	19,824,239

Long Term Liabilities:
Operating lease liability – net of current portion	—	131,835
Total Liabilities	22,783,409	19,956,074

Commitments and contingencies	—	—

Shareholder Deficit:
Preferred stock. $0.001 par value, 100,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.0001 par value, 1,000,000 shares authorized, 100 shares issued and outstanding	—	—
Additional paid in capital	100	100
Accumulated deficit	(12,489,956)	(6,792,060)
Total Shareholder Deficit	(12,489,856)	(6,791,960)
Total Liabilities and Shareholder Deficit	$10,293,553	$13,164,114

The accompanying notes are an integral part of these consolidated financial statements.

DMINT, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31, 2023	Year Ended December 31, 2022
Revenue, net - bitcoin mining	$538,718	$726,179

Operating Expenses:
Depreciation expense	3,212,510	2,773,519
Amortization expense	449,996	449,995
Contracted services	121,006	312,239
Wage expense	1,058,327	1,021,798
Professional fees	168,933	166,091
Utilities	677,493	655,315
Equipment and maintenance expense	136,274	233,829
Impairment expense	259,931	458,324
General and administrative expenses	464,390	336,436
Total Operating Expenses	6,548,860	6,407,546

Loss from operations	(6,010,142)	(5,681,367)

Other income:
Realized gain on sale of bitcoin	288,584	—
Unrealized gain on investment	23,662	—
Total other income	312,246	—

Net loss before provision for income tax	(5,697,896)	(5,681,367)

Income tax	—	—

Net Loss	$(5,697,896)	$(5,681,367)

Net loss per share, basic and diluted	$(0.00)	$(0.00)

Weighted average shares outstanding, basic and diluted	100	100

The accompanying notes are an integral part of these consolidated financial statements.

DMINT, Inc. and Subsidiary

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDER DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

	Preferred Stock		Common Stock		Additional Paid	Accumulated	Total Shareholder’s
	Shares	Amount	Shares	Amount	In Capital	Deficit	Deficit
Balance at December 31, 2021	—	$—	100	$—	$100	$(1,110,693)	$(1,110,593)
Net loss	—	—	—	—	—	(5,681,367)	(5,681,367)
Balance at December 31, 2022	—	—	100	—	100	(6,792,060)	(6,791,960)
Net loss	—	—	—	—	—	(5,697,896)	(5,697,896)
Balance at December 31, 2023	—	$—	100	$—	$100	$(12,489,956)	$(12,489,856)

The accompanying notes are an integral part of these consolidated financial statements.

DMINT, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2023	Year Ended December 31, 2022
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(5,697,896)	$(5,681,367)
Adjustments to reconcile net loss to net cash used in operations:
Depreciation and amortization expense	3,662,506	3,223,514
Impairment expense	259,931	458,324
Gain on sale of bitcoin	(288,584)	—
Unrealized gain on investment	(23,662)	—
Changes in assets and liabilities:
Prepaids	757,619	2,643,542
Other current assets	488,713	(726,179)
Accounts payable	478,791	26,475
Other receivables	110,281	(509,264)
Net cash used in operating activities	(252,301)	(564,955)

CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property and equipment	(2,286,835)	(4,005,857)
Net cash used in investing activities	(2,286,835)	(4,005,857)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from related parties	3,410,911	4,693,804
Repayments to related parties	(888,277)	(106,810)
Net cash provided by financing activities	2,522,634	4,586,994

Net change in cash	(16,502)	16,182
Cash – Beginning of year	17,147	965
Cash – End of year	$645	$17,147

Cash paid for:
Interest	$—	$—
Income taxes	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

DMINT, Inc. and Subsidiary

Notes to the Consolidated Financial Statements

December 31, 2023

NOTE 1 – BACKGROUND

Background

DMINT, Inc. (“DMINT” or the “Company”), a Delaware corporation was formed on July 23, 2021. DMINT is a Bitcoin mining company that has been a wholly owned subsidiary of The OLB Group, Inc. (“OLB”), a fintech public company listed on NASDAQ: OLB, since inception. The Company gained experience operating approximately 250-300 mining computers during its Beta phase. Currently, DMINT uses 0.65MW of electricity out of 20MW of available electricity to run approximately 250-300 mining computers in its Selmer, Tennessee Mining Facility, owned by DMINT. The facility is approximately 15,000 square feet and has space for further expansion where it can house up to 4,000 additional mining computers.

The Company plans to focus its bitcoin mining business in the United States, focusing on Bitcoin. Revenue is generated from the sale of mined bitcoin. Due to the increasing difficulty and competitive nature of mining, DMINT may invest more in R&D to enhance its technology and efficiency through more efficient and less costly energy resources.

The Company’s focus has been on operating the mining operation in a manner that is least impactful on the environment.

On June 24, 2022, DMINT formed DMINT Real Estate Holdings, Inc., a wholly owned subsidiary, for the purpose of purchasing real estate. Currently, its only asset is the building and property located in Selmer, Tennessee where all of the mining computers are located.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

All expenses incurred by our parent company and its affiliates on the Company’s behalf (i.e. DMINTs direct costs) have been accounted for in the Company’s books and records as they are incurred. Shared costs (including wages, insurance, and other administrative costs) are allocated to the Company based on its pro-rata share of the cost, ensuring that the Company’s financial statements comprehensively reflect all costs attributable to the Company’s operations.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company’s accounting estimates include the collectability of receivables, useful lives of long-lived assets and recoverability of those assets, impairment of intangible assets, and valuation allowances for income taxes.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, DMINT Real Estate Holding, Inc. All significant intercompany transactions and balances have been eliminated.

Concentration of Credit Risk

Financial instruments that potentially expose the Company to concentration of credit risk consist primarily of cash and accounts receivable. The Company’s cash is deposited with major financial institutions. At times, such deposits may be in excess of the Federal Deposit Insurance Corporation insurable amount.

Net Loss per Share

Basic net loss per share of common stock is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period. Diluted net loss per common share is computed by dividing net loss by the weighted average number of shares of common stock and potential dilutive outstanding shares of common stock during the period, if any. As of December 31, 2023 and 2022 there were no potentially dilutive shares, therefore the basic net loss per share is the same as diluted net loss per share.

Investments in Equity Securities

The Company accounts for its investments under ASC 321, “Investments – Equity Securities,” which requires that investments in equity securities be measured at fair value with changes in value recorded as unrealized gains and losses in current period operations.

Bitcoin

The Company obtains bitcoin through our mining activities, which is accounted for in connection with our revenue recognition policy. The bitcoin held is recorded as other assets in the Consolidated Balance Sheets and is accounted for as indefinite-lived intangible assets initially measured at cost, in accordance with ASC 350 – “Intangibles-Goodwill and Other” (“ASC 350”). The use of bitcoin is accounted for in accordance with the first in first out method of accounting. We do not amortize our bitcoin but assess the value for impairment annually, or more frequently if events or changes in circumstances indicate impairment is likely, in accordance with ASC 350-30. Under ASC 350-30 we may complete a qualitative assessment or bypass the qualitative assessment and instead proceed directly to a quantitative assessment. Impairment losses are recognized if the carrying amount of an intangible asset exceeds its fair value.

Property and Equipment

Property and equipment is stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Depreciation is calculated once the asset has been received and is ready for its intended use, using half of the monthly depreciation in the first month and half of the monthly depreciation in the last month. Cost and accumulated depreciation applicable to items replaced or retired are eliminated from the related accounts with any gain or loss on the disposition included in the statement of operations. Expenditures for repairs and maintenance are expensed as incurred.

The Company capitalizes all capital assets utilizing the following criteria:

●	All land acquisitions;

●	All buildings/facilities acquisitions and new construction;

●	Facility renovation and improvement projects costing more than $100,000;

●	Land improvement and infrastructure projects costing more than $100,000,

●	Equipment costing more than $3,000 with a useful life beyond a single reporting period (generally one year);

●	Right-to-use intangible lease assets more than $100,000;

●	Computer equipment costing more than $5,000; and

●	Construction in Progress (CIP) for capital projects with a budget in excess of $100,000

The estimated useful lives for all the Company’s property and equipment are as follows:

Item	Useful Life
Computer equipment	3 years
Software	10 years
Office furniture	5 Years
Buildings and improvements	20 years

Intangible Assets

The Company accounts for its intangible assets in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Subtopic 350-30, General Intangibles Other Than Goodwill. ASC Subtopic 350-30, which requires assets to be measured based on the fair value of the consideration given or the fair value of the assets (or net assets) acquired, whichever is more clearly evident and, thus, more reliably measurable. Under ASC Subtopic 350-30 any intangible asset with a useful life is required to be amortized over that life and the useful life is to be evaluated every reporting period to determine whether events or circumstances warrant a revision to the remaining period of amortization. If the estimate of useful life is changed the remaining carrying amount of the intangible asset is amortized prospectively over the revised remaining useful life. Costs to renew or extend the term of an intangible assets are recognized as an expense when incurred.

Included in intangible assets are merchant portfolios that are valued at fair value of merchant customers on the date of acquisition and are amortized over their estimated useful lives (7 years).

Fair Value of Financial Instruments

The Company follows paragraph 825-10-50-10 of the FASB Accounting Standards Codification for disclosures about fair value of its financial instruments and paragraph 820-10-35-37 of the FASB Accounting Standards Codification (“Paragraph 820-10-35-37”) to measure the fair value of its financial instruments. Paragraph 820-10-35-37 establishes a framework for measuring fair value in accounting principles generally accepted in the United States of America (U.S. GAAP) and expands disclosures about fair value measurements.  To increase consistency and comparability in fair value measurements and related disclosures, Paragraph 820-10-35-37 establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three (3) broad levels.  The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three (3) levels of fair value hierarchy defined by Paragraph 820-10-35-37 are described below:

Level 1: Quoted market prices available in active markets for identical assets or liabilities as of the reporting date.

Level 2: Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3: Pricing inputs that are generally unobservable inputs and not corroborated by market data.

Impairment of Long-Lived Assets

In accordance with ASC 360-10 the Company periodically reviews the carrying value of its long-lived assets held and used at least annually or when events and circumstances warrant such a review. If significant events or changes in circumstances indicate that the carrying value of an asset or asset group may not be recoverable, the Company performs a test of recoverability by comparing the carrying value of the asset or asset group to its undiscounted expected future cash flows. Cash flow projections are sometimes based on a group of assets, rather than a single asset. If cash flows cannot be separately and independently identified for a single asset, the Company determines whether impairment has occurred for the group of assets for which it can identify the projected cash flows. If the carrying values are in excess of undiscounted expected future cash flows, it measures any impairment by comparing the fair value of the asset group to its carrying value. If the fair value of an asset or asset group is determined to be less than the carrying amount of the asset or asset group, impairment in the amount of the difference is recorded.

During the year ended December 31, 2023, it was determined that the Company’s mining equipment was impaired per our analysis completed in accordance with ASC 360-10 and we recognized impairment expense of $259,931 to write the assets down to fair value. No impairment expense was recognized for our long-lived assets for the year ended December 31, 2022.

Revenue Recognition

The Company recognizes revenue under ASC 606, “Revenue from Contracts with Customers” (“ASC 606”). The Company determines revenue recognition through the following steps:

●	Identification of a contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contract; and

●	Recognition of revenue when or as the performance obligations are satisfied.

The Company’s only source of revenue is from bitcoin mining. The Company has entered into a contract with a digital asset mining pool operator to provide computing power to a mining pool. The contract is terminable at any time by either party and the Company’s enforceable right to compensation only begins when the Company starts providing computing power to the mining pool operator. In exchange for providing computing power, we are entitled to a Full-Pay-Per-Share payout of Bitcoin based on a contractual formula, which primarily calculates the hash rate provided by us to the mining pool as a percentage of total network hash rate, and other inputs. We are entitled to consideration even if a block is not successfully placed by the mining pool operator and receive daily earnings. Our daily earnings are recorded net of fees charged by the pool operator.

Providing computing power to solve complex cryptographic algorithms in support of the Bitcoin blockchain (in a process known as “solving a block”) is an output of the Company’s ordinary activities. The provision of providing such computing power is the only performance obligation in the Company’s contracts with mining pool operators. The transaction consideration the Company receives is net of digital asset transaction fees kept by the mining pool operator and is noncash, in the form of bitcoin, which the Company measures at fair value on the date received which is not materially different than the fair value at contract inception or time the Company has earned the award from the mining pools. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the mining pool operator provides the Company with confirmation of the consideration paid, at which time revenue is recognized. There is no significant financing component in these transactions.

Leases

The Company determines whether an arrangement contains a lease at the inception of the arrangement. If a lease is determined to exist, the term of such lease is assessed based on the date on which the underlying asset is made available for the Company’s use by the lessor. The Company’s assessment of the lease term reflects the non-cancelable term of the lease, inclusive of any rent-free periods and/or periods covered by early-termination options which the Company is reasonably certain of not exercising, as well as periods covered by renewal options which the Company is reasonably certain of exercising. The Company also determines lease classification as either operating or finance at lease commencement, which governs the pattern of expense recognition and the presentation reflected in the consolidated statements of operations over the lease term.

For leases with a term exceeding 12 months, an operating lease liability is recorded on the Company’s consolidated balance sheet at lease commencement reflecting the present value of its fixed minimum payment obligations over the lease term. A corresponding operating lease right-of-use asset equal to the initial lease liability is also recorded, adjusted for any prepaid rent and/or initial direct costs incurred in connection with execution of the lease and reduced by any lease incentives received. For purposes of measuring the present value of its fixed payment obligations for a given lease, the Company uses its incremental borrowing rate, determined based on information available at lease commencement, as rates implicit in its leasing arrangements are typically not readily determinable. The Company’s incremental borrowing rate reflects the rate it would pay to borrow on a secured basis and incorporates the term and economic environment of the associated lease.

For the Company’s operating leases, fixed lease payments are recognized as lease expense on a straight-line basis over the lease term. For leases with a term of 12 months or less, any fixed lease payments are recognized on a straight-line basis over the lease term and are not recognized on the Company’s consolidated balance sheet as an accounting policy election. Leases qualifying for the short-term lease exception were insignificant. Variable lease costs are recognized as incurred and primarily consist of common area maintenance and utility charges not included in the measurement of right of use assets and operating lease liabilities.

Income Taxes

The Company accounts for income taxes under the asset and liability method, in which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date. A valuation allowance is required to the extent any deferred tax assets may not be realizable.

Recent Accounting Pronouncements

In December 2023, the FASB issued ASU No. 2023-08, Intangibles—Goodwill and Other—Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets. The amendments in ASU No. 2023-08 are intended to improve the accounting for certain crypto assets by requiring an entity to measure those crypto assets at fair value each reporting period with changes in fair value recognized in net income. The amendments also improve the information provided to investors about an entity’s crypto asset holdings by requiring disclosure about significant holdings, contractual sale restrictions, and changes during the reporting period. The amendments are effective for all entities for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years. Early adoption is permitted for both interim and annual financial statements that have not yet been issued (or made available for issuance). If an entity adopts the amendments in an interim period, it must adopt them as of the beginning of the fiscal year that includes that interim period. ASU No. 2023-08 requires a cumulative-effect adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets) as of the beginning of the annual reporting period in which an entity adopts the amendments. The Company has not yet adopted ASU No. 2023-08 and is currently evaluating the impact that the adoption will have on the Company’s financial statement presentation and disclosures.

NOTE 3 – LIQUIDITY AND CAPITAL RESOURCES

The Company’s consolidated financial statements have been prepared in accordance with US GAAP, which assumes that the Company’s management will evaluate whether it will be able to meet its obligations and continue its operations in the normal course of business. During the year ended December 31, 2023, the Company reported an operating loss of $5,697,896 and an accumulated deficit of $12,489,956, all of which initially raised substantial doubt about the entities’ ability to continue as a going concern.

At December 31, 2023, management evaluated the above conditions and determined they were a result of continued start-up costs being incurred to initiate operations. Management noted that the Company had cash of $645, an investment in equity securities of $273,662 and bitcoin valued at $312,103, all of which were current assets that could be used to meet obligations and fund operations. The Company has third-party short-term obligation in accounts payable of $505,266 and the remainder of the current liabilities were amounts due to related parties of $22,278,143. The amount due to related parties has been a result of the Company being solely funded by its parent company, OLB, and OLB’s subsidiaries since inception. Accordingly, there is no urgency or requirement for the Company to pay back these amounts within the near future.

During the year ended December 31, 2023, the Company used $252,301 in its operating activities, therefore management believes that its current available resources and the continued support from OLB will be sufficient to fund the Company’s planned expenditures over the next 12 months. In addition, the Company plans to raise capital through debt or equity financing following the Spin-Off Distribution. No assurances can be given that management will be successful in raising additional capital, if needed, or on acceptable terms. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company determine it will be unable to continue as a going concern.

NOTE 4 – INVESTMENT IN EQUITY SECURITIES

The Company owns 165.27 units (1.01%) of Node Capital Token Opportunity Fund LP (the “Fund”) for which it paid an aggregate of $250,000 in August 2021. The investment was locked up for two years and a redemption can be made after the expiration of the lock up period with 90 days written notice. The Fund may, at the discretion of the General Partner, compulsorily redeem all interests if the Net Asset Value of the Fund falls below $1,000,000. As of December 31, 2023 no redemptions have been made. During the years ended December 31, 2023 and 2022, the Company recognized an unrealized gain of $23,662 and $0, respectively, and as of December 31, 2023 and 2022, the investment in equity securities was $273,662 and $250,000, respectively.

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment, net, consisted of the following:

	December 31, 2023	December 31, 2022
Office Equipment	$186,600	$186,600
Bitcoin Mining Equipment	8,425,000	9,410,000
Construction on progress	2,383,396	96,562
Plant and Machinery	409,295	409,295
Total	11,404,291	10,102,457
Less Accumulated Depreciation	(5,607,434)	(3,119,994)
Property and Equipment, net	$5,796,857	$6,982,463

During the year ended December 31, 2023 the Company wrote off $985,000 worth of bitcoin mining equipment that were in need of repair, therefore their recoverability was questionable, recognizing a loss on impairment of $259,931. Depreciation expense for the years ended December 31, 2023 and 2022 was $3,212,510 and $2,773,519, respectively.

As of December 31, 2023 and 2022, the Company had prepaid for property and equipment in the amount of $50,000 and $870,537, respectively.

NOTE 6 – INTANGIBLE ASSETS

Intangible assets, net, consisted of the following:

	December 31, 2023	December 31, 2022
Exclusive agreement to purchase natural gas	$4,499,952	$4,499,952
Less Accumulated Amortization	(1,087,488)	(637,492)
Intangible Assets, net	$3,412,464	$3,862,460

The Company’s agreement to purchase natural gas is being amortized over the useful life of 10 years and amortization expense for the years ended December 31, 2023 and 2022 was $449,996 and $449,995, respectively.

The following sets forth the estimated amortization expense related to amortizing intangible assets for the years ended December 31:

2024	$449,995
2025	449,995
2026	449,995
2027	449,995
2028	449,995
Thereafter	1,162,489
Total	$3,412,464

The weighted average remaining useful life of amortizing intangible assets was approximately 7.4 years at December 31, 2023.

NOTE 7 - BITCOIN

Bitcoin activity for the years ended December 31, 2023 and 2022 consisted of the following:

	Quantity	Carrying Amount
Balance as of December 31, 2021	5.28	$244,377
Revenue from Bitcoin mined	25.53	726,179
Sale of Bitcoin	-	-
Realized gain (loss) on sale of Bitcoin	-	-
Impairment of Bitcoin	-	(458,324)
Balance as of December 31, 2022	30.81	512,232
Revenue from Bitcoin mined	20.87	538,718
Sale of Bitcoin	(40.54)	(1,027,431)
Realized gain (loss) on sale of Bitcoin	-	288,584
Impairment of Bitcoin	-	-
Balance as of December 31, 2023	11.14	$312,103

As of December 31, 2023, the Company had 11.14 bitcoin on hand which had a fair value of $470,832 based on the price of bitcoin of approximately $42,265.

NOTE 8 – OPERATING LEASES

On November 10, 2021, DMINT entered into two leases (the “Leases”) in Bradford, Pennsylvania relating to a combined 10,000 square feet of property located at the Bradford Regional Airport Authority multi-tenant building in Lafayette Township. The facility was in the process of being converted into a bitcoin mining data center powered on the local power grid in tandem with natural gas power and the Company used the space for bitcoin mining operations through March of 2023. The Leases were each for a term of five years, ending on the later of the date of occupancy and November 10, 2026. The monthly base rent for “Cell 3”, comprising 4,000 square feet, was $1,667 per month. The monthly base rent for “Cell 4”, comprising 6,000 square feet, was $2,500 per month. The total rent for the entire lease term of the Leases was to be $250,000 and $8,768 was payable as a security deposit.

On March 29, 2023, DMINT entered into a Surrender and Release Agreement with Bradford Regional Airport Authority relating to the property in Bradford, Pennsylvania whereby DMINT agreed to pay $50,000 in exchange for an early termination of the Leases. March 31, 2023 was the final day DMINT occupied the property and all mining computers have been moved to the Selmer, Tennessee location.

Lease expense for the Company’s Leases for the years ended December 31, 2023 and 2022 was $12,500 and $50,000, respectively. Additionally, lease expense was recorded for the $50,000 lease cancellation fee in the year ended December 31, 2023 plus $17,452 and $30,700 for the Company’s short-term month-to-month rentals for the years ended December 31, 2023 and 2022, respectively.

NOTE 9 – RELATED PARTY TRANSACTIONS

Since inception the cost of the Company’s operations has been solely funded by The OLB Group, Inc., and its subsidiaries. During the year ended December 31, 2023 the Company received $3,410,911 in funding from related parties and made repayments of $888,277. During the year ended December 31, 2022, the Company received $4,693,804 in funding from related parties and made repayments of $106,810. As of December 31, 2023 and 2022, the total amount due to related parties was $22,278,143 and $19,755,509, respectively.

NOTE 10 – COMMON STOCK

Our certificate of incorporation authorizes the issuance of up to 1,000,000 shares of common stock, par value $0.0001 per share. We have 100 shares of common stock issued and outstanding. On July 30, 2021, The OLB Group, Inc., the parent company, purchased 100 shares of the Company’s common stock for $100 to initially capitalize the Company.

NOTE 11 – PREFERRED STOCK

Our certificate of incorporation authorizes the issuance of 100,000 shares of blank check preferred stock with such designation, rights and preferences as may be determined from time to time by our board of directors. No shares of preferred stock are currently issued or outstanding.

NOTE 12 – INCOME TAX

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carry forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Net deferred tax assets consist of the following components as of December 31:

	2023	2022
Deferred Tax Assets:
NOL carryover	$4,616,059	$3,328,622
Depreciation	(139,608)	(409,800)
Subtotal	4,476,451	2,918,822
Less valuation allowance	(4,476,451)	(2,918,822)
Net deferred tax assets	$—	$—

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pre-tax income from continuing operations for the period ended December 31, due to the following:

	2023	2022
Book loss	$(1,556,665)	$(1,552,149)
Meals and entertainment	126	914
Other adjustments	(1,090)
Change in valuation allowance	1,557,629	1,551,235
Change in valuation allowance	$—	$—

At December 31, 2023, the Company had operating loss carry forwards of approximately $4,600,000. In accordance with Section 382 of the Internal Revenue code, the usage of the Company’s net operating loss carryforwards may be limited in the event of a change in ownership. A full Section 382 analysis has not been prepared and NOLs could be subject to limitation under Section 382.

NOTE 13 – COMMITMENTS AND CONTINGENCIES

Legal Matters

In the normal course of business, the Company may be involved in legal proceedings, claims and assessments arising in the ordinary course of business. The Company records legal costs associated with loss contingencies as incurred and accrues for all probable and estimable settlements.

The Company is currently in a contract dispute with a contractor. The Company has paid $100,000 to the contractor for work completed and materials provided and returned materials to offset the potential liability of approximately $444,000. The Company has recorded just over $315,000 in accounts payable related to the matter. The matter continues to be in discovery; however, the parties continue to discuss settlement. The parties are working on a payment schedule but have been unable to agree on terms to date.

Contracts

On December 22, 2023, OLB and DMINT entered into a Shared Services Agreement (the “SSA”) whereby OLB provides financial and accounting services and tax related services to DMINT (the “Services”). Pursuant to the SSA, DMINT agreed to pay to OLB for the Services on a cost plus 5%, on a quarterly basis. During the year ended December 31, 2023 no costs were incurred under the SSA.

NOTE 14 – SUBSEQUENT EVENTS

In accordance with ASC Topic 855, Subsequent Events, the Company has evaluated all events that occurred after the balance sheet date through the date the financial statements were issued on April 19, 2024 and have determined that there are no subsequent events that require disclosure other than those noted below.

Subsequent to December 31, 2023, the Company received $677,000 in funding from related parties and made repayments of $128,975.

[   ] Shares of Common Stock

PROSPECTUS

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the expenses in connection with this registration statement. All of such expenses are estimate s, other than the filing fees payable to the Securities and Exchange Commission and to FINRA.

Amount to be paid
SEC registration fee	$	*
The NASDAQ Capital Market initial listing fee	$	*
Transfer agent and registrar fees	$	*
Accounting fees and expenses	$	*
Legal fees and expenses	$	*
Printing expenses	$	*
Miscellaneous	$	*
Total	$	*

*	To be completed by amendment

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending or completed actions, suits or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee or agent of the corporation. Section 145 of the Delaware General Corporation La w also provides that expenses (including attorneys’ fees) incurred by a director or officer in defending an action may be paid by a corporation in advance of the final disposition of an action if the director or officer undertakes to repay the advanced amounts if it is determined such person is not entitled to be indemnified by the corporation. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise. Our amended and restated bylaws provide that, to the fullest extent permitted by law, we shall indemnify and hold harmless any person who was or is ma de or is threatened to be made a party or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that such person, or the person for whom he is the legally re presentative, is or was a director or officer of ours, against all liabilities, losses, expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such proceeding.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of la w, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions, or (iv) for any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation provides that we shall, to the maximum extent permitted from time to time under the law of the State of Delaware, indemnify and upon request shall advance expenses to any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action, suit, proceeding or claim, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was or has agreed to be a director or officer of ours or while a director or off icer is or was serving at our request as a director, officer, partner, trustee, employee or agent of any corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees and expenses), judgments, fines, penalties and amounts paid in settlement incurred in connection with the investigation, preparation to defend or defense of such action, suit, proceeding or claim; provided, however, that the foregoing shall not require us to indemnify or advance expenses to any person in connection with any action, suit, proceeding or claim initiated by or on behalf of such person or any counterclaim against us initiated by or on behalf of such person. Such indemnification shall not be exclusive of other indemnification rights arising under any by-law, agreement, vote of directors or stockholders or otherwise and shall inure to the benefit of the heirs and legal representatives of such person. Any person seeking indemnification shall be deemed to have met the standard of conduct required for such indemnification unless the contrary shall be established. Any repeal or modification of our certificate of incorporation shall not adversely affect any right or protection of a director or officer of ours with respect to any acts or omissions of such director or officer occurring prior to such repeal or modification.

Our bylaws provide we shall, to the fullest extent permitted under the laws of the State of Delaware, as amended and supplemented from time to time, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such party is or was, or has agreed to become, a director or officer of ours, or is or was serving, or has agreed to serve, at our request, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, including any employee benefit plan, or by reason of any action alleged to have been taken or omitted in such capacity, against all expense s (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such party or on such party’s behalf in connection with such action, suit or proceeding and any appeal therefrom.

Expenses incurred by such a person in defending a civil or criminal action, suit or proceeding by reason of the fact that such person is or was, or has agreed to become, a director or officer of ours, or is or was serving, or has agreed to serve, at our request, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, including any employee benefit plan, or by reason of any action alleged to have been taken or omitted in such capacity shall be paid by us in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such person to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by us as authorized by relevant section s of the Delaware General Corporation Law. Notwithstanding the foregoing, we shall not be required to advance such expenses to a person who is a party to an action, suit or proceeding brought by us and approved by a majority of our Board of Directors that alleges willful misappropriation of corporate assets by such person, disclosure of confidential information in violation of such person’s fiduciary or contractual obligations to us or any other willful and deliberate breach in bad faith of such person’s duty to us or our stockholders.

We shall not indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person unless the initiation thereof was approved by our Board of Directors.

The indemnification rights provided in our amended and restated bylaws shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement or vote of stockholders or disinterested directors or otherwise, both as to action in their official capacities and as to action in another capacity while holding such off ice, continue as to such person who has ceased to be a director or officer, and inure to the benefit of the heirs, executors and administrators of such a person.

If the Delaware General Corporation Law is amended to expand further the indemnification permitted to indemnitees, then we shall indemnify such persons to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

We may, to the extent authorized from time to time by our Board of Directors, grant indemnification rights to other employees or agents of ours or other persons serving us and such rights may be equivalent to, or greater or less than, those set forth in our amended and restated bylaws.

Our obligation to provide indemnification under our amended and restated bylaws shall be offset to the extent of any other source of indemnification or any otherwise applicable insurance coverage under a policy maintained by us or any other person.

To assure indemnification under our amended and restated bylaws of all directors, officers, employees or agents who are determined by us or otherwise to be or to have been “fiduciaries” of any employee benefit plan of ours that may exist from time to time, Section 145 of the Delaware General Corporation Law shall, for the purposes of our amended and restated bylaws, be interpreted as follows: an “other enterprise” shall be deemed to include such an employee benefit plan, including without limitation, any plan of ours that is governed by the Act of Congress entitled “Employee Retirement Income Security Act of 1974,” as amended from time to time; we shall be deemed to have requested a person to serve an employee benefit plan where the performance by such person of his duties to us also imposes duties on, or otherwise involves services by, such person to the plan or participants or beneficiaries of the plan; and excise taxes assessed on a person with respect to an employee benefit plan pursuant to such Act of Congress shall be deemed “fines.”

Our bylaws shall be deemed to be a contract between us and each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that person is or was, or has agreed to become, a director or officer of ours, or is or was serving, or has agreed to serve, at our request, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, including any employee benefit plan, or by reason of any action alleged to have been taken or omitted in such capacity, at any time while this by-law is in effect, and any repeal or modification thereof shall not affect any rights or obligations then existing with respect to any state of facts then or theretofore existing or any action, suit or proceeding theretofore or thereafter brough t based in whole or in part upon any such state of facts.

The indemnification provision of our amended and restated bylaws does not affect directors’ responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

We may purchase and maintain insurance on behalf of any person who is or was a director, officer or employee of ours, or is or was serving at our request as a director, officer, employee or agent of another company, partnership, joint venture, trust or other enterprise against liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not we would have the power to indemnify him against liability under the provisions of this section. We currently maintain such insurance.

The right of any person to be indemnified is subject to our right, in lieu of such indemnity, to settle any such claim, action, suit or proceeding at our expense of by the payment of the amount of such settlement and the costs and expenses incurred in connection therewith.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment of expenses incurred or paid by a director, officer or controlling person in a successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered herewith, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to the court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 15. Recent Sales of Unregistered Securities

Issuances for Services Rendered

[TBP]

Other Issuances

[TBP]

Item 16. Exhibits and Financial Statement Schedules

Exhibit No.	Description
2.1	Distribution Agreement with Transfer Online, Inc. (**)
3.1	Amended and Restated Certificate of Incorporation, (**)
3.2	Amended and Restated Bylaws of the Company(**)
5.1	Opinion of Ellenoff Grossman & Schole LLP(**)
10.1	Power Contract dated September 26, 2022, between DMINT, Inc. and Pickwick Electric Cooperative (**)
10.2	Power Contract dated November 11, 2022, between DMINT, Inc. and Pickwick Electric Cooperative (**)
10.3	Power Contract dated December 7, 2023, between DMINT, Inc. and Pickwick Electric Cooperative (**)
10.4	Shared Services Agreement dated December 22, 2023 by and between The OLB Group, Inc. and DMINT, Inc. (**)
10.5	Master Equipment Finance Agreement dated ___, by and between The OLB Group, Inc. and VFS, LLC (**)
10.6	Service Agreement and Terms and Conditions with Foundry USA Mining Pool and Foundry Digital LLC (**)
21.1	Subsidiaries of the Registrant(**)
23.1	Consent of Mac Accounting Group & CPAs, LLP(**)
23.4	Consent of Ellenoff Grossman & Schole LLP (contained in Exhibit 5.1)(**)
24.1	Power of Attorney (included on the signature page of this Registration Statement)
107	Calculation of Filing Fee Tables (**)
101.ins	XBRL Instance Document(**)
101.xsd	XBRL Taxonomy Extension Schema Document(**)
101.cal	XBRL Taxonomy Calculation Linkbase Document(**)
101.def	XBRL Taxonomy Definition Linkbase Document(**)
101.lab	XBRL Taxonomy Label Linkbase Document(**)
101.pre	XBRL Taxonomy Presentation Linkbase Document(**)

*	Filed herewith.
**	To be filed by amendment.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

1.	For purposes of determining any liability under the Securities Act of 1933, as amended (the “Securities Act”) the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under th e Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

2.	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.	To provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York on April 19, 2024.

DMINT, INC.

By:	/s/ Ronny Yakov
	Name:	Ronny Yakov
	Title:	Chief Executive Officer and Interim Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that we, the undersigned officers and directors of DMINT, Inc., a corporation formed under the laws of the State of Delaware, do hereby constitute Ronny Yakov, as his or her true and lawful attorney -in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments, exhibits thereto and other documents in connection therewith) to this Registration Statement and any subsequent registration statement filed by the registrant pursuant to Rule 462(b) of the Securities Act of 1933, as amended, which relates to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney -in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney -in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Ronny Yakov	Chief Executive Officer, Interim Chief Financial Officer and Chairman of the Board of Directors	April 19, 2024
Ronny Yakov	(Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)